     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1996
                                           REGISTRATION STATEMENT NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            THE METZLER GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                     8748                    36-4094854
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
      JURISDICTION        CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
   OF INCORPORATION OR
      ORGANIZATION)

    520 LAKE COOK ROAD, SUITE 500, DEERFIELD, ILLINOIS 60015 (847) 945-0001 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ROBERT P. MAHER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE METZLER GROUP, INC.
    520 LAKE COOK ROAD, SUITE 500, DEERFIELD, ILLINOIS 60015 (847) 945-0001 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  Copies to:
          DOUGLAS R. NEWKIRK                         ROBERT WALL
        SACHNOFF & WEAVER, LTD.                   WINSTON & STRAWN
    30 S. WACKER DRIVE, 29TH FLOOR         35 W. WACKER DRIVE, SUITE 4200
     CHICAGO, ILLINOIS 60606-7484              CHICAGO, ILLINOIS 60601
     TELEPHONE NO. (312) 207-1000           TELEPHONE NO. (312) 558-5600

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                           PROPOSED       PROPOSED
                                           MAXIMUM        MAXIMUM
 TITLE OF EACH CLASS OF                    OFFERING      AGGREGATE      AMOUNT OF
       SECURITIES         AMOUNT TO BE    PRICE PER       OFFERING     REGISTRATION
    TO BE REGISTERED      REGISTERED(1)    SHARE(2)       PRICE(2)         FEE
- -----------------------------------------------------------------------------------
Common Stock, $.001 par    3,680,000
 value..................     shares         $16.00      $58,880,000      $20,303
- -----------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Includes 480,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457, solely for the purposes of computing the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 26, 1996

PROSPECTUS
     , 1996

                                3,200,000 SHARES
                            THE METZLER GROUP, INC.
                                  COMMON STOCK

  Of the 3,200,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by The Metzler Group, Inc. ("Metzler" or the "Company") and 1,200,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price per share will be between $        and $        per share. See
"Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

  The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "METZ."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                            PRICE       UNDERWRITING    PROCEEDS   PROCEEDS TO
                            TO THE     DISCOUNTS AND     TO THE    THE SELLING
                            PUBLIC     COMMISSIONS (1) COMPANY (2) STOCKHOLDERS
- -------------------------------------------------------------------------------
Per Share..............      $              $             $            $
Total(3)...............      $              $             $            $
- -------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses estimated at $750,000, which will be paid by the Company.
(3) The Company and certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 480,000 shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling
    Stockholders will be $   , $   , $    and $   , respectively. The Company
    will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders pursuant to the Underwriters' over-allotment option, if exercised. See "Underwriting" and "Principal and Selling Stockholders."

  The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New
York, New York on or about      , 1996.

                          DONALDSON, LUFKIN & JENRETTE
                   SECURITIES CORPORATION

  This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Unless indicated otherwise, the information contained in this
Prospectus: (i) assumes that the Underwriters' over-allotment option is not exercised; and (ii) gives retroactive effect to the Company's reorganization as a Delaware holding company, to be effected immediately prior to the consummation of this offering. Unless otherwise indicated, all references to "Metzler" or the "Company" include the Company and its subsidiaries.

                                  THE COMPANY

  The Metzler Group, Inc. is a leading nationwide provider of consulting services to electric utilities and other energy-related businesses. The Company offers a wide range of consulting services related to information technology, process/operations management, strategy, and marketing and sales designed to assist its clients in succeeding in a business environment of changing regulation, increasing competition and evolving technology. The Company has competed successfully in this environment, having achieved revenue growth of 29% from 1994 to 1995 and 93% from the six months ended June 30, 1995 to the corresponding period in 1996.

  The changing competitive environment in the electric utility industry has forced utility companies to confront an evolving range of strategic options and challenges. In order to deal with these challenges and address these opportunities, electric utilities are formulating and implementing new strategies and tactics, including redesigning business processes, re-engineering work forces, acquiring more effective information technology and adopting or restructuring customer service and marketing programs. Utilities are increasingly turning to experienced outside consulting firms to assist in or lead this process because: (i) the pace of change is eclipsing utilities' internal resources; (ii) many utilities lack the depth and breadth of experience to identify, evaluate and implement the full range of possible options and solutions; (iii) outside specialists often enable electric utilities to develop better solutions in shorter time frames; (iv) purchasing consulting expertise converts fixed labor costs to variable costs and can be more cost-effective; and (v) consultants can often formulate more objective advice, free of internal cultural or political forces. An industry source estimates that the market for consulting services to the utility industry was $1.8 billion in 1995, representing approximately 8% of the total market for consulting services, and projects a 9% growth rate through 2000.

  Metzler believes that several competitive factors distinguish it from other participants in the consulting market including: (i) established electric utility expertise developed over more than thirteen years of providing consulting services to the electric utility industry; (ii) deep-rooted client relationships supporting multiple engagements; (iii) proprietary knowledge base that the Company has developed internally and continuously refines for incorporation into analysis for new engagements; (iv) wide range of industry-specific services that enables the Company to be a single-source provider of consulting services to utilities while maintaining advanced skill sets in each area; and (v) strategic planning methodology using a high-level modeling tool developed by Metzler to support the comprehensive strategic planning process of utilities.

  Metzler's growth strategy includes the following elements: (i) further penetrating its existing client base; (ii) seeking new clients and expanding its geographic presence; (iii) continuing to recruit highly skilled professionals with skill sets and client relationships complementary to the Company's existing professional base; (iv) pursuing strategic acquisitions that provide the Company with an expeditious and cost-effective method of increasing its number of consultants, broadening its client base, expanding its skill sets or expanding its presence in a geographic region; and (v) expanding its service offerings to include other service areas that the Company believes will be in demand as the industry continues its move toward a more competitive environment.

                                  THE OFFERING

Common Stock offered by the Company.   2,000,000 shares
Common Stock offered by the Selling
 Stockholders.......................   1,200,000 shares
                                         -------------------
Total Common Stock offered..........   3,200,000 shares
Common Stock to be outstanding after
 the offering.......................  10,000,000 shares(1)
Use of proceeds.....................  Repayment of indebtedness to the Company's founder incurred in connection with a
                                      redemption of Common Stock and general
                                      corporate purposes, including working
                                      capital and possible acquisitions of
                                      related businesses
Proposed Nasdaq National Market
 symbol.............................  METZ

- -------
(1) Excludes: (i) options outstanding on the date hereof to purchase 355,666 shares at an exercise price of $12.00; and (ii) 944,334 shares reserved for issuance upon exercise of options that may be granted in the future under the Company's Long-Term Incentive Plan. See "Management--Long-Term Incentive Plan," "Description of Capital Stock" and Note 8 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA

                                      YEARS ENDED DECEMBER 31,                     SIX MONTHS ENDED
                          ---------------------------------------------------- -------------------------
                                                                     PRO FORMA                 PRO FORMA
                           1991     1992    1993    1994     1995     1995(1)   1995    1996    1996(2)
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues...............  $12,786  $9,216  $10,380 $10,420  $13,460   $13,460  $5,626  $10,857  $10,857
 Cost of services.......    6,615   5,644    5,797   5,263    6,422     6,422   2,841    5,314    5,314
                          -------  ------  ------- -------  -------   -------  ------  -------  -------
 Gross profit...........    6,171   3,572    4,583   5,157    7,038     7,038   2,785    5,543    5,543
 Selling, general and
  administrative
  expenses(3)...........    5,387   4,006    4,267   5,327    7,650     4,875   4,023    1,404    2,423
                          -------  ------  ------- -------  -------   -------  ------  -------  -------
 Operating income
  (loss)................      784    (434)     316    (170)    (612)    2,163  (1,238)   4,139    3,120
 Other expense (income),
  net...................      (69)    (24)      15      72      127       127      98       12       12
                          -------  ------  ------- -------  -------   -------  ------  -------  -------
 Income (loss) before
  income tax expense
  (benefit).............      853    (410)     301    (242)    (739)    2,036  (1,336)   4,127    3,108
 Income tax expense
  (benefit).............      343    (145)     147     (58)    (266)      844    (478)      84    1,243
                          -------  ------  ------- -------  -------   -------  ------  -------  -------
 Net income (loss)......  $   510  $ (265) $   154 $  (184) $  (473)  $ 1,192  $ (858) $ 4,043  $ 1,865
                          =======  ======  ======= =======  =======   =======  ======  =======  =======
 Pro forma net income
  per share.............                                              $  0.12                   $  0.19
                                                                      =======                   =======
 Shares used in
  computing pro forma
  net income per
  share(4)..............                                                9,763                     9,785

                                                            AS OF JUNE 30, 1996
                                                           ---------------------
                                                           ACTUAL AS ADJUSTED(5)
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash....................................................  $  226    $19,401
 Working capital.........................................   2,164     18,896
 Total assets............................................   5,653     24,828
 Obligations under capital lease, less current portion...      22         22
 Total stockholders' equity..............................   2,686     19,318

- -------
(1) The pro forma statement of operations data for the year ended December 31, 1995 have been computed by eliminating from selling, general and administrative expenses that portion of officer compensation that exceeded the compensation that would have been paid had the compensation plan adopted on July 1, 1996 been in effect for all of 1995. See "Management-- Executive Compensation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Effective January 1, 1996, the Company elected to be treated as an S-corporation. As an S-corporation, the Company was not subject to federal (and some state) income taxes. The pro forma statement of operations information for the six months ended June 30, 1996 has been computed by adjusting the Company's net income, as reported, to (a) increase selling, general and administrative expenses to reflect the amount by which the officer compensation that would have been paid under the compensation plan adopted July 1, 1996 exceeded officer compensation actually paid during the six months ended June 30, 1996, and (b) record income tax expense assuming an effective tax rate of 40% that would have been recorded had the Company been a C-corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management--Executive Compensation" and Note 2 of Notes to Financial Statements.
(3) Selling, general and administrative expenses include salary and bonuses for the executive officers of the Company. Beginning July 1, 1996, these eight persons will be compensated pursuant to a compensation plan that provides for annual base and bonus compensation in the aggregate amount of $3,193,750, assuming the Company meets the mid-point of the compensation plan's financial performance criteria. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management--Executive Compensation."
(4) Pro forma net income per share is based on the weighted average of 9,763,267 shares of common and common stock equivalent shares outstanding which includes 9,692,134 actual shares outstanding and 71,133 common stock equivalent shares outstanding during the year ended December 31, 1995. Pro forma net income per share is based on the weighted average of 9,785,418 shares of common and common stock equivalent shares outstanding which includes 9,714,285 actual shares outstanding and 71,133 common stock equivalent shares outstanding during the six months ended June 30, 1996. See Note 2 to Financial Statements.
(5) Adjusted to give effect to: (i) the sale of 2,000,000 shares of Common Stock, par value $.001 per share ("Common Stock"), offered by the Company hereby at an assumed initial public offering price of $15.00 and the application of the estimated net proceeds therefrom; (ii) the Redemption as described in "Use of Proceeds;" (iii) the declaration of the S Corporation Dividend (estimated through June 30, 1996) as described in "S Corporation Dividend;" and (iv) the reinstatement of deferred taxes upon the termination of the Company's S-corporation status. See "Use of Proceeds," "S Corporation Dividend," "Capitalization" and "Certain Transactions."

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, investors should consider carefully the following factors in connection with an investment in the shares of Common Stock offered hereby (the "Shares").

RELIANCE ON KEY EXECUTIVES

  The success of the Company is highly dependent upon the efforts, abilities, business generation capabilities and project execution of certain of its executive officers and senior managers. The loss of the services of any of these key executives for any reason could have a material adverse effect upon the Company's business, operating results and financial condition, including its ability to secure and complete engagements. The Company maintains key-man life insurance policies on six of its executive officers in the approximate amount of $1,500,000 each. See "Management."

ATTRACTION AND RETENTION OF EMPLOYEES

  The Company's business involves the delivery of professional services and is labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled consultants and senior consultants possessing business generation skills. Qualified consultants are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled consultants in the future. The loss of a significant number of consultants could have a material adverse effect on the Company's business, operating results and financial condition, including its ability to secure and complete engagements. See "Business--Human Resources."

CONCENTRATION OF REVENUES IN THE ELECTRIC UTILITY INDUSTRY

  The Company currently derives the vast majority of its revenues from consulting engagements with electric utility companies. Much of the Company's recent growth has arisen from the business opportunities presented by the trend to deregulate the electric utility industry and introduce increased competition. If the current trend towards government deregulation of the electric utility industry slows or the industry becomes subject to more government regulation, the demand for consulting work from electric utilities is likely to decrease. If the United States experiences a shortage of electricity or a nuclear accident should occur, increased regulation of the electric utility industry would be likely, and the Company's business, operating results and financial condition could be materially and adversely affected. Moreover, as a result of deregulation, the electric utility industry is consolidating, and over the last few years a number of the Company's clients have been acquired and conflicts in representation have arisen. If competition continues to develop in the industry, additional conflicts may prevent the Company from representing certain clients and the number of potential clients in the electric utility industry may decrease. Additionally, current and future economic pressures may limit spending by utilities for the types of services offered by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Because of the nature and scope of many of the Company's projects, the Company derives a significant portion of its revenues from a relatively limited number clients that operate exclusively in the electric utility industry. For example, during 1995 and the first half of 1996, revenues from the Company's ten most significant clients accounted for approximately 80.5% and 76.3% of its revenues, respectively. In 1995, a group of affiliated clients and the Company's largest single client accounted for approximately 22.6% and 15.5% of the Company's revenues, respectively. There can be no assurance that these clients will continue to engage the Company for additional significant projects. Clients engage the Company on an assignment-by-assignment basis, and a client can generally terminate an assignment at any time without penalty. The loss of any significant client could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Clients and Representative Solutions."

MANAGEMENT OF GROWTH

  The Company is currently experiencing rapid growth that has strained, and could continue to strain, the Company's managerial and other resources. The Company's ability to manage the growth of its operations will require it to continue to improve its operational, financial and other internal systems and to attract, develop, motivate and retain its employees. If the Company's management is unable to manage growth or new employees are unable to achieve anticipated performance levels, the Company's business, operating results and financial condition could be materially and adversely affected.

PROJECT RISKS

  Many of the Company's engagements involve projects that are critical to the operations of its clients' utilities businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the performance of its services could have a material adverse effect on the Company's reputation, thereby adversely affecting its business, operating results and financial condition.

VARIABILITY OF QUARTERLY OPERATING RESULTS; SEASONALITY

  Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, employee hiring and utilization rates, the length of the Company's sales cycle, the ability of clients to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant portion of the Company's expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter and could result in losses to the Company. To the extent that increases in the number of professional personnel are not followed by corresponding increases in revenues, the Company's operating results could be materially and adversely affected. Furthermore, the Company has experienced a seasonal pattern in its operating results, with a smaller proportion of the Company's revenues and lower operating income occurring in the fourth quarter of the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Unaudited Quarterly Results."

COMPETITION

  The market for consulting services to electric utilities is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of market segments, including general management consulting firms, the consulting practices of "Big Six" accounting firms and local or regional firms specializing in utility services. Many information technology consulting firms also maintain significant practice groups devoted to the utility industry. Many of these companies are national and international in scope and have greater personnel, financial, technical and marketing resources than the Company. There can be no assurance that the Company will compete successfully with its existing competitors or with any new competitors. See "Business--Competition."

RISKS RELATED TO POSSIBLE ACQUISITIONS

  The Company may expand its operations through the acquisition of additional businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, operating results and financial condition. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the

Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Growth Strategy."

SIGNIFICANT UNALLOCATED NET PROCEEDS

  A substantial majority of the anticipated net proceeds of this offering has not been designated for specific uses. Therefore, the Board of Directors of the Company will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

CONTROL BY PRINCIPAL STOCKHOLDERS

  After completion of this offering, the Company's executive officers will beneficially own 68% of the Company's outstanding shares of Common Stock. As a result, these officers will continue to be able to control the outcome of matters requiring a stockholder vote, including the election of the members of the Board of Directors, thereby controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Principal and Selling Stockholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price per share of the Common Stock will be determined by negotiations among management of the Company and the representative of the Underwriters (the "Representative"). See "Underwriting" for factors to be considered in determining the initial public offering price per share. Application has been made for inclusion of the Common Stock for quotation on the Nasdaq National Market; however, there can be no assurance that an active trading market will develop and be sustained after this offering. The market price of the Common Stock may fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new services offered by the Company, announcements of new services by competitors, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel and other factors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has often had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution of $13.07 in the pro forma net tangible book value per share of Common Stock. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

CERTAIN ANTI-TAKEOVER EFFECTS

  The Company's Certificate of Incorporation and By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. The Board of Directors of the Company is authorized to issue up to 3,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, the existence or issuance of "blank check" preferred stock may have an adverse effect on the market price of the Company's Common Stock. See "Management--Executive Officers and Directors" and "Description of Capital Stock--Anti-Takeover Effects of Provisions of the Certificate of Incorporation, By-Laws and Delaware Law."

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of this offering, the Company will have 10,000,000 shares of Common Stock outstanding, of which the 3,200,000 shares sold pursuant to this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares acquired by affiliates of the Company. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 under the Securities Act ("Rule 144") at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. In addition, 355,666 shares of Common Stock (none of which are currently exercisable) are issuable upon the exercise of outstanding stock options, which shares may be registered by the Company under the Securities Act and become freely tradable without restriction. The Company, together with each of its stockholders (holding in the aggregate 6,800,000 shares of Common Stock upon consummation of this offering), have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, until 180 days after the date of this Prospectus, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

                                  THE COMPANY

  From its inception in 1983 to immediately prior to the date of this Prospectus, the Company has operated as an Illinois corporation, most recently under the name Metzler & Associates, Inc. ("Metzler-Illinois"). Effective as of the date of this Prospectus, the Company will restructure itself in a merger (the "Reorganization"), pursuant to which Metzler-Illinois will become a wholly owned operating subsidiary of the registrant, The Metzler Group, Inc., a newly formed Delaware corporation, and the current shareholders of Metzler-Illinois will exchange all of their shares of common stock of Metzler-Illinois for a like number of shares of Common Stock of The Metzler Group, Inc.

  The Company maintains its principal executive offices at 520 Lake Cook Road, Suite 500, Deerfield, Illinois 60015. The Company's telephone number is (847) 945-0001.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby, assuming an initial offering price of $15.00 per share and after deducting underwriting discounts and commissions and other offering expenses (estimated to be approximately $750,000), all of which are payable by the Company, are estimated to be approximately $27.2 million ($30.5 million if the Underwriters' over-allotment option is exercised in full). The Company will use a portion of the net proceeds to repay indebtedness of $7,975,000 (which bears no interest and is payable within 30 days of the closing of this offering) owed to the Company's founder, Richard
J. Metzler, in connection with a redemption of a portion of the Company's Common Stock from Mr. Metzler (the "Redemption"). See "Certain Transactions." The balance of the net proceeds will be used for general corporate purposes, which may include future acquisitions of complementary businesses. The Company currently has no agreements, understandings or commitments regarding any future acquisitions. Pending such uses, the net proceeds will be invested in short-term, interest-bearing investment grade securities.

  The principal purposes of this offering are to increase the Company's equity capital and financial flexibility, create a public market for the Common Stock, facilitate future access by the Company to the public equity markets, create a currency for potential acquisitions, enhance the Company's ability to use the Common Stock as a means of attracting and retaining senior managers and consultants and provide working capital to fund the Company's growth strategy. See "Business--Growth Strategy."

                            S CORPORATION DIVIDEND

  Commencing on January 1, 1996, the Company elected to be treated as an S-corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code of 1986, as amended, and for certain state income tax purposes. As a result, substantially all of the Company's 1996 income through the date of this Prospectus will be taxed directly to its stockholders rather than to the Company. The Company's S-corporation status will terminate in connection with the offering and the Company will make a final distribution to its existing stockholders of undistributed S-corporation earnings, as explained below.

  Prior to consummating this offering, the Company will declare an S-corporation dividend to its existing stockholders in an aggregate amount representing all undistributed earnings of the Company from January 1, 1996 through the date of this Prospectus (the "S Corporation Dividend"). The S Corporation Dividend is currently estimated to be approximately $4,000,000, and 40% of such amount will be paid upon the closing of this offering from the Company's cash on hand at that time in order to fund the existing stockholders' estimated tax payments. The remainder of the S Corporation Dividend will be paid to the existing stockholders on December 15, 1996. Purchasers of Common Stock in this offering will not receive any portion of the S Corporation Dividend. Following termination of its S-corporation status upon the Reorganization, the Company will be subject to corporate income taxation as a Subchapter C corporation.

                                DIVIDEND POLICY

  The Company currently anticipates that it will retain all of its earnings for development of the Company's business, and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996, and as adjusted to reflect: (i) the Redemption; (ii) the declaration of the S Corporation Dividend (estimated through June 30, 1996); (iii) the reinstatement of deferred income taxes upon termination of the Company's S-corporation status; and (iv) the sale of 2,000,000 shares of Common Stock offered by the Company (at an assumed initial public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." The following table should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                               AS OF JUNE 30,
                                                                    1996
                                                             ------------------
                                                             ACTUAL AS ADJUSTED
                                                               (IN THOUSANDS)
Obligations under capital lease, less current maturities.... $   22   $    22
Stockholders' equity:
  Preferred Stock, $.001 par value; 3,000,000 shares
   authorized; no shares issued or outstanding..............    --        --
  Common Stock, $.001 par value; 15,000,000 shares
   authorized; 9,714,285
   shares issued and outstanding, 10,000,000 shares issued
   and outstanding as adjusted (1)..........................     10        10
  Additional paid-in capital (2)............................    107    19,282
  Retained earnings (3).....................................  2,569        26
                                                             ------   -------
    Total stockholders' equity..............................  2,686    19,318
                                                             ------   -------
      Total capitalization.................................. $2,708   $19,340
                                                             ======   =======

- --------
(1) Excludes 355,666 shares of Common Stock issuable upon the exercise of stock options outstanding as of June 30, 1996 at an exercise price of $12.00 per share, and 944,334 shares of Common Stock reserved for grant of future options or direct issuances under the Company's Long-Term Incentive Plan. See "Management--Long-Term Incentive Plan."
(2) As adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $15.00, net of estimated underwriting discounts and commissions and estimated offering expenses, less $7,975,000 paid to the founder of the Company in connection with the Redemption.
(3) As adjusted to reflect the declaration of the S Corporation Dividend (which is estimated to be approximately $2,443,000 as of June 30, 1996) and a $100,000 charge to earnings to reinstate deferred income taxes upon termination of the Company's S-corporation status.

                                   DILUTION

  As of June 30, 1996, the net tangible book value of the Company was $2,686,000 or $0.28 per share. Net tangible book value per share represents the amount of tangible net assets of the Company, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to: (i) the Redemption as described in "Use of Proceeds"; (ii) the declaration of the S Corporation Dividend (estimated through June 30, 1996) as described in "S Corporation Dividend"; (iii) the reinstatement of deferred income taxes upon termination of the Company's S-corporation status; and (iv) the sale by the Company of 2,000,000 shares of Common Stock (at an assumed initial public offering price of $15.00 per share) and the application of the net proceeds therefrom, the pro forma net tangible adjusted book value of the Company at June 30, 1996 would have been $19,318,000 or $1.93 per share. This amount represents an immediate increase in net tangible book value of $1.65 per share to existing owners of the Company and an immediate dilution in net tangible book value per share of $13.07 per share to purchasers of Common Stock in this offering. The following table illustrates this per share dilution, without giving effect to any exercise of the Underwriters' over-allotment options:

Assumed initial public offering price per share..................       $ 15.00
  Net tangible book value per share at June 30, 1996............. $0.28
  Increase in net tangible book value per share attributable to new investors.................................................  1.65
Pro forma net tangible book value per share after this offering..          1.93
                                                                        -------
Dilution in net tangible book value per share to new investors...       $ 13.07
                                                                        =======

  As of June 30, 1996, there were options outstanding to purchase a total of 355,666 shares of Common Stock at an exercise price of $12.00 per share. To the extent outstanding options are exercised, there will be further dilution to investors.

  The following table summarizes, on a pro forma basis as of June 30, 1996, the differences in the number of shares of capital stock purchased from the Company, the total consideration paid and the average price paid per share by existing shareholders and new investors at the assumed initial public offering price of $15.00 per share:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
Existing stockholders(1)...  8,000,000   80.0% $   117,396    0.4%    $ 0.01
New investors(1)...........  2,000,000   20.0   30,000,000   99.6     $15.00
                            ----------  -----  -----------  -----
  Total.................... 10,000,000  100.0% $30,117,396  100.0%
                            ==========  =====  ===========  =====

- --------
(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders of the Company to 6,800,000 or 68.0% of the total number of shares outstanding after this offering (6,560,000 shares or 64.1% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 3,200,000 shares or 32.0% of the total number of shares of Common Stock outstanding after this offering (3,680,000 shares or 35.9% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

  The following selected financial data for the fiscal years ended 1991 through 1995 are derived from the Company's Financial Statements and related Notes thereto. The Company's Financial Statements and related Notes thereto as of December 31, 1994 and 1995 and for the three years ended December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent accountants. The statements of operations and the balance sheet data as set forth below for the years ended December 31, 1991 and 1992 and each of the six-month periods ended June 30, 1995 and 1996 and as of December 31, 1991, 1992 and 1993, and June 30, 1995 and June 30, 1996 and the pro forma statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 have been derived from the Company's financial statements. In the opinion of management, the interim period financial statements include all adjustments necessary for a fair statement of the results for the interim periods, and all such adjustments are of a normal recurring nature. The selected financial data for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year. The selected financial data set forth below should be read in conjunction with the Company's Financial Statements and related Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                   SIX MONTHS
                                     YEARS ENDED DECEMBER 31,                    ENDED JUNE 30,
                          -------------------------------------------------- -----------------------
                                                                       PRO                     PRO
                                                                      FORMA                   FORMA
                           1991     1992    1993    1994     1995    1995(1)  1995    1996   1996(2)
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $12,786  $9,216  $10,380 $10,420  $13,460  $13,460 $5,626  $10,857 $10,857
Cost of services........    6,615   5,644    5,797   5,263    6,422    6,422  2,841    5,314   5,314
                          -------  ------  ------- -------  -------  ------- ------  ------- -------
Gross profit............    6,171   3,572    4,583   5,157    7,038    7,038  2,785    5,543   5,543
Selling, general and
 administrative
 expenses(3)............    5,387   4,006    4,267   5,327    7,650    4,875  4,023    1,404   2,423
                          -------  ------  ------- -------  -------  ------- ------  ------- -------
Operating income (loss).      784    (434)     316    (170)    (612)   2,163 (1,238)   4,139   3,120
Other expense (income)..      (69)    (24)      15      72      127      127     98       12      12
                          -------  ------  ------- -------  -------  ------- ------  ------- -------
Income (loss) before
 income tax expense
 (benefit)..............      853    (410)     301    (242)    (739)   2,036 (1,336)   4,127   3,108
Income tax expense
 (benefit)..............      343    (145)     147     (58)    (266)     844   (478)      84   1,243
                          -------  ------  ------- -------  -------  ------- ------  ------- -------
Net income (loss).......  $   510  $ (265) $   154 $  (184) $  (473) $ 1,192 $ (858) $ 4,043 $ 1,865
                          =======  ======  ======= =======  =======  ======= ======  ======= =======
Pro forma net income
 per share(4)...........                                             $  0.12                 $  0.19
                                                                     =======                 =======

                                                                   AS OF JUNE
                                       AS OF DECEMBER 31,              30,
                               ---------------------------------- --------------
                                1991   1992   1993   1994   1995   1995    1996
BALANCE SHEET DATA:
Cash.........................  $   20 $    2 $    3 $   64 $  223 $  573  $  226
Working capital (deficit)....     848     85    348    310     49   (392)  2,164
Total assets.................   1,996  2,697  3,459  2,518  2,780  3,951   5,653
Obligations under capital
 lease, less current portion.      17    --      60     46     30     38      22
Total stockholders' equity
 (deficit)...................   1,016    752    860    655    243   (141)  2,686

- --------
(1) The pro forma statement of operations data for the year ended December 31, 1995 have been computed by eliminating from selling, general and administrative expenses that portion of officer compensation that exceeded the compensation that would have been paid had the compensation plan adopted on July 1, 1996 been in effect for all of 1995. See "Management-- Executive Compensation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Effective January 1, 1996, the Company elected to be treated as an S-corporation. As an S-corporation, the Company was not subject to federal (and some state) income taxes. The pro forma statement of operations information for the six months ended June 30, 1996 has been computed by adjusting the Company's net income, as reported, to (a) increase selling, general and administrative expenses to reflect the amount by which the officer compensation that would have been paid under the compensation plan adopted July 1, 1996 exceeded officer compensation actually paid during the six months ended June 30, 1996, and (b) record income tax expense assuming an effective tax rate of 40% that would have been recorded had the Company been a C-corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management-- Executive Compensation" and Note 2 of Notes to Financial Statements.
(3) Selling, general and administrative expenses include salary and bonuses for the executive officers of the Company. Beginning July 1, 1996, these eight persons will be compensated pursuant to a compensation plan that provides for annual base and bonus compensation in the aggregate amount of $3,193,750, assuming the Company meets the mid-point of the compensation plan's financial performance criteria. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management--Executive Compensation."
(4) Pro forma net income per share is based on the weighted average of 9,763,267 shares of common and common stock equivalent shares outstanding which includes 9,692,134 actual shares outstanding and 71,133 common stock equivalent shares outstanding during the year ended December 31, 1995. Pro forma net income per share is based on the weighted average of 9,785,418 shares of common and common stock equivalent shares outstanding which includes 9,714,285 actual shares outstanding and 71,133 common stock equivalent shares outstanding during the six months ended June 30, 1996. See Note 2 to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following section of the Prospectus, Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

OVERVIEW

  The Metzler Group, Inc. is a leading nationwide provider of consulting services to electric utilities and other energy-related businesses. The Company offers a wide range of consulting services related to information technology, process/operations management, strategy, and marketing and sales designed to assist its clients in succeeding in a business environment of changing regulation, increasing competition and evolving technology.

  The Company derives substantially all of its revenues from fees for professional services, which are billed at standard daily rates or provided on a fixed-bid basis. Over the last three years, the substantial majority of the Company's revenues has been generated under standard daily rates billed on a time and expenses basis. Clients are typically invoiced on a monthly basis with revenue recognized as the services are provided. Fixed-bid revenue is recognized by the percentage of completion method based on the ratio of costs incurred to total estimated project costs. Although fixed-bid projects subject the Company to the risk of cost overruns, the Company has not incurred a loss on a fixed-bid contract during the last three years.

  The Company's most significant expenses are project personnel costs, which consist of consultant salaries and benefits, and travel-related direct project expenses. Project personnel are typically full-time professionals employed by the Company, although the Company supplements its project professional personnel through the use of independent contractors. The Company retains contractors for specific client engagements on a task-specific, per diem basis during the period their expertise or skills are required. The Company believes that retaining contractors on a per-engagement basis provides it with greater flexibility in adjusting professional personnel levels in response to changes in demand for its services.

  Effective January 1, 1996, the Company elected to be taxed as an S-corporation. As an S-corporation, the net income of the Company from January 1, 1996 is taxable for federal (and some state) income tax purposes directly to the Company's stockholders. The Company's compensation structure for its executive officers for the periods presented reflected the Company's then tax status. For all periods prior to January 1, 1996, when the Company was taxable as a C-corporation, incentive compensation to the Company's key executives represented a significant percentage of the Company's revenues. For the period commencing January 1, 1996, until the termination of the Company's S-corporation status upon consummation of the Reorganization, the Company did not record any incentive compensation expense with respect to its key executives, as all the Company's net income will be distributed to its key executives and included in their personal taxable income. Effective July 1, 1996, in contemplation of the termination of the Company's S-corporation status and its going public as a result of this offering, the Company adopted a new executive officer compensation plan that provides for annual base salaries ranging from $225,000 to $375,000 and bonus compensation subject to the attainment of certain financial performance criteria, ranging from 0% to 125% of each executive officer's annual base salary. See
"S Corporation Dividend" and "Management--Executive Compensation."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:

                                                                           SIX
                                                                         MONTHS
                                                     YEARS ENDED          ENDED
                                                     DECEMBER 31,       JUNE 30,
                                                    -----------------   -----------
                                                    1993  1994   1995   1995   1996
Revenues........................................... 100%  100%   100%   100%   100%
Cost of services...................................  56    51     48     50     49
                                                    ---   ---    ---    ---    ---
Gross profit.......................................  44    49     52     50     51
Selling, general and administrative expenses.......  41    51     57     72     13
                                                    ---   ---    ---    ---    ---
Operating income (loss)............................   3    (2)    (5)   (22)    38
Other expense (income), net........................   *     1      1      2      *
                                                    ---   ---    ---    ---    ---
Income (loss) before income tax expense (benefit)..   3    (3)    (6)   (24)    38
Income tax expense (benefit).......................   1    (1)    (2)    (9)     1
                                                    ---   ---    ---    ---    ---
Net income (loss)..................................   2%   (2)%   (4)%  (15)%   37%
                                                    ===   ===    ===    ===    ===

- --------
*Less than one percent.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

  Revenues. Revenues increased 93% to $10.9 million in the six months ended June 30, 1996 from $5.6 million in the six months ended June 30, 1995. This increase was caused by increased demand for management consulting services in the electric utility industry and a change in the Company's management compensation structure that places more emphasis on the generation of new client engagements. These factors generated increases in both the number of client projects and the average size of client projects.

  Gross Profit. Gross profit consists of revenues less cost of services, which includes consultant salaries, benefits and travel-related direct project expenses. Gross profit increased 99% to $5.5 million in the first half of 1996 from $2.8 million in the comparable period of 1995. Gross profit as a percentage of revenues was 51% in 1996 compared to 50% in 1995. To service additional client project commitments, the Company increased its full-time equivalent consultants, including independent subcontractors, to 43 professionals in the first six months of 1996 from approximately 30 in the comparable period in 1995. Increased utilization rates resulted in a 10% increase in average billings per professional in the 1996 period.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses include salaries and benefits of management and support personnel, facilities costs, training, direct selling, outside professional fees and all other corporate costs. Selling, general and administrative expenses decreased 65% to $1.4 million in the six month period ended June 30, 1996 from $4.0 million in prior year period. As a percentage of revenues, selling, general and administrative expenses decreased to 13% in the first six months of 1996 from 72% in the first six months of 1995. The decrease is attributable to the change in the taxable status of the Company from a C-corporation to an S-corporation, with the Company's profits being distributed to its principal executives commencing January 1, 1996. Accordingly, the Company did not record any incentive compensation expense associated with these executives in the first six months of 1996. Excluding the $3.1 million of incentive compensation recorded with respect to the Company's key executives in 1995, the remaining selling, general and administrative expenses were 15% and 13% of revenues in the first six months of 1996 and 1995, respectively. Effective July 1, 1996, in contemplation of the termination of the Company's S-corporation status in connection with the closing of this offering, the Company adopted a new executive compensation plan. See

"Management--Executive Compensation." Although selling, general and administrative expenses generally increase as the Company's revenues increase, the Company believes it can leverage its existing overhead structure to lower selling, general and administrative expenses as a percentage of revenues in the future.

  Operating Income (Loss). Operating income for the six months ended June 30, 1996 was $4.1 million, as opposed to an operating loss for the six months ended June 30, 1995 of $1.2 million. The improvement is attributable to the increased revenues and the decrease in selling, general and administrative expenses resulting from the change in compensation for the Company's key executives, as described above.

  Income Taxes. Effective January 1, 1996, the stockholders of the Company elected to be taxed under Subchapter S of the Internal Revenue Code. See "S Corporation Dividend." Federal income taxes are the responsibility of the Company's stockholders, as are certain state income taxes. Accordingly, the statement of operations for the six months ended June 30, 1996 does not include a provision for federal or certain state income taxes. The Company's S-corporation status will terminate upon the consummation of this offering.

PRO FORMA RESULTS

  The pro forma statement of operations data reflects an adjustment to selling, general and administrative expenses for executive officer compensation for the year ended December 31, 1995 to eliminate the excess of key executive compensation paid in 1995 over the compensation estimated that would have been paid under the newly adopted executive officer compensation plan as if such plan were in place throughout 1995. The estimated amount payable under the new plan was calculated by assuming the payment to the executive officers of their annual base salaries plus a 75% bonus level (payable upon attainment of the mid-point of the compensation plan's financial performance criteria). The pro forma adjustment for officer compensation expenses for the six months ended June 30, 1996 adds back the excess of compensation estimated to be payable under the newly adopted plan over the limited base salaries actually paid in 1996 in light of the Company's S-corporation tax structure.

  The pro forma tax provision provided for the six months ended June 30, 1996 assumes the Company had been operating as a C-corporation during such period and reflects an effective tax rate of 40% after giving effect to the aforementioned executive officer compensation expense adjustments.

1995 COMPARED TO 1994

  Revenues. Revenues increased 29% to $13.5 million in 1995 from $10.4 million in 1994. The increase in revenues was attributable to a 10% increase in the Company's standard daily rates, an increase in the number of client projects and an increase in the average size of client projects. The rate increase was applicable to new client engagements that commenced after the third quarter of 1994, but the full effect was not evident until 1995 because of the high level of work in process for the fourth quarter of 1994.

  Gross Profit. Gross profit increased 36% to $7.0 million in 1995 from $5.2 million in 1994. Gross profit as a percentage of revenues increased to 52% in 1995 from 49% in 1994. This increase is attributable to improvements in the utilization rates for professional personnel and reduced reliance on independent subcontractors in 1995. Full-time equivalent consultants, including subcontractors, increased to 35 professionals in 1995 from 31 in 1994, to accommodate the increased number and size of client projects. Increased utilization, in addition to the impact of the consultant billing rate increase, improved average billings per professional in 1995 by 14% over 1994's levels.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 44% to $7.7 million in 1995 from $5.3 million in 1994. This increase is attributable to higher 1995 compensation for the Company's principal executive officers. The Company's 1995 executive incentive plan provided for compensation payments that were largely commensurate with increased gross profits generated from incremental revenues. Selling, general and administrative expenses, as a percentage of revenues, increased to 57% in 1995 from 51% in 1994. Excluding the incentive compensation expense for key executives, the remaining selling, general and administrative expenses were 11% and 13% of revenues in 1995 and 1994, respectively.

  Operating Income (Loss). The operating loss increased to $0.6 million in 1995 from $0.2 million in 1994. The higher operating loss in 1995 was driven by increased compensation for the Company's principal executive officers, mitigated to some degree by improved gross margins.

1994 COMPARED TO 1993

  Revenues. Revenues for both 1994 and 1993 were approximately $10.4 million. Revenues increased by less than 1%, as the number of client projects and the average project size were largely consistent from year to year. The Company increased its standard daily rates in the third quarter of 1994, but the increase did not have a material effect on 1994 results because it was effective only for new client engagements commencing after the effective date.

  Gross Profit. Gross profit increased 13% to $5.2 million in 1994 from $4.6 million in 1993. Gross profit as a percentage of revenues increased to 49% in 1994 from 44% in 1993. This increase was a result of higher utilization of professional personnel. Full-time equivalent consultants, including subcontractors, decreased to 31 professionals in 1994 from 35 in 1993. The improved utilization and a modest increase in the average size of client projects improved average billings per professional for 1994 by 13% over 1993's levels.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 25% to $5.3 million in 1994 from $4.3 million in 1993. The increase is attributable to higher 1994 compensation for the Company's principal executive officers. The Company's 1994 executive incentive plan provided for compensation payments that were largely commensurate with increased gross profits generated from productivity improvements. As a percentage of revenues, selling, general and administrative expenses increased to 51% in 1994 from 41% in 1993. Excluding the incentive compensation expense for key executives, the remaining selling, general and administrative expenses were 13% and 14% of revenues in 1994 and 1993, respectively.

  Operating Income (Loss). The Company generated an operating loss of $0.2 million in 1994, as compared to operating income of $0.3 million in 1993. This change was the result of increased compensation for the Company's principal executive officers, offset to some degree by improvements in gross margins.

UNAUDITED QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending June 30, 1996. These data have been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and include all normal recurring adjustments necessary for the fair presentation of the information for the periods presented, when read in conjunction with the Company's Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                      QUARTERS ENDED
                          -----------------------------------------------------------------------
                          SEP. 30, DEC. 31, MAR. 31, JUNE 30, SEP. 30, DEC. 31, MAR. 31, JUNE 30,
                            1994     1994     1995     1995     1995     1995     1996     1996
                                                      (IN THOUSANDS)
Revenues................   $2,569   $2,191   $2,526   $3,100   $3,692   $4,142   $5,557   $5,300
Cost of services........    1,185    1,205    1,294    1,547    1,645    1,936    2,546    2,768
                           ------   ------   ------   ------   ------   ------   ------   ------
Gross profit............    1,384      986    1,232    1,553    2,047    2,206    3,011    2,532
Selling, general and
 administrative
 expenses...............    1,460    1,063    1,986    2,037    1,942    1,685      709      695
                           ------   ------   ------   ------   ------   ------   ------   ------
Operating income (loss).      (76)     (77)    (754)    (484)     105      521    2,302    1,837
Other expense (income),
 net....................       78      (38)      78       20        1       28       13       (1)
                           ------   ------   ------   ------   ------   ------   ------   ------
Income (loss) before
 income tax expense
 (benefit)..............     (154)     (39)    (832)    (504)     104      493    2,289    1,838
Income tax expense
 (benefit)..............      (37)     (10)    (298)    (180)      37      175       60       24
                           ------   ------   ------   ------   ------   ------   ------   ------
Net income (loss).......   $ (117)  $  (29)  $ (534)  $ (324)  $   67   $  318   $2,229   $1,814
                           ======   ======   ======   ======   ======   ======   ======   ======

  Revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter and employee hiring and utilization rates. The timing of revenues varies from quarter to quarter because of the Company's sales cycle, the ability of clients to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant percentage of the Company's expenses are relatively fixed, a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter. Furthermore, the Company has on occasion experienced a seasonal pattern in its operating results, with a smaller proportion of the Company's revenues and lower operating income occurring in the fourth quarter of the year.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary source of liquidity has been operating cash flow, periodically supplemented by borrowings under a bank line of credit and by loans from stockholders. For the year ended December 31, 1995, and the six months ended June 30, 1996, operating activities generated net cash of $0.2 million and $1.8 million, respectively. At June 30, 1996, the Company had a line of credit equal to the lesser of $1.2 million or 65% of eligible accounts receivable and bore interest at the bank's prime rate (8.25% at June 30, 1996) plus 0.5%. There were no outstanding borrowings against the line of credit as of June 30, 1996.

  At June 30, 1996 the Company had notes payable to shareholders in the aggregate amount of $1.0 million. The notes, each with a principal amount of $0.5 million, bear interest at a rate of 10% and mature on December 31, 1996.

  The Company believes the net proceeds from the sale of Common Stock offered hereby, together with existing sources of liquidity and funds generated from operations, will provide adequate cash to fund its anticipated cash needs, including funding the Company's growth strategy, at least through the next twelve months.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October 1995. The Company will be required to adopt the new standard no later than fiscal 1996, although early adoption is permitted. This standard establishes the fair value based method (the "FAS 123 Method") rather than the intrinsic value based method as the preferred accounting methodology for stock-based compensation arrangements. Entities are allowed to: (i) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the FAS 123 Method had been adopted; or (ii) adopt the FAS 123 Method. Adoption of the FAS 123 Method would result in higher compensation cost for the Company.

                                   BUSINESS

  The Metzler Group, Inc. is a leading nationwide provider of consulting services to electric utilities and other energy-related businesses. The Company offers a wide range of consulting services related to information technology, process/operations management, strategy, and marketing and sales designed to assist its clients in succeeding in a business environment of changing regulation, increasing competition and evolving technology.

OVERVIEW

  Background. The electric utility industry is one of the largest industries in the United States. According to the Edison Electric Institute, in 1995 the total assets of investor-owned utilities (which account for the vast majority of the industry's generating capacity and revenues) exceeded $575 billion and electric utility industry revenues from sales to end users totaled approximately $207 billion.

  Like other businesses, electric utilities are increasingly turning to outside consulting firms to assist in or lead the process by which such enterprises address fundamental changes. In general, businesses engage consultants because: (i) the pace of change is eclipsing the companies' internal resources; (ii) many enterprises lack the depth and breadth of experience to identify, evaluate and implement the full range of possible options and solutions; (iii) outside specialists often enable their clients to develop better solutions in shorter time frames; (iv) purchasing consulting expertise converts fixed labor costs to variable costs and can be more cost-effective; and (v) consultants can often formulate more objective advice, free of internal cultural or political forces.

  Utility Consulting Opportunity. The utilities industry represents a significant market for consulting services. An industry source estimates that the market for utility consulting in the U.S. was $1.8 billion (or 8% of the total market for consulting services) in 1995 and that this market will grow at a 9% compound rate through 2000.

  The demand for consulting services in the U.S. electric utility industry is driven in significant part by the revolutionary change facing the industry as it begins to convert from a regulated monopoly structure to an increasingly competitive environment. Historically, due to the significant fixed costs inherent in generating and transmitting electricity, electric utilities were viewed as natural local monopolies, operating as an integrated entity to generate, transmit and distribute retail electricity within designated geographic service areas without competition from other suppliers.

  However, as a result of recent market, regulatory and legislative factors, competition in the electric utility industry is being encouraged at both the state and federal regulatory levels, but the transformation to a competitive market for electricity is proceeding unevenly. Although deregulation of the transportation and telecommunications industries was accomplished relatively rapidly, deregulation of the electric utility industry has been more difficult due to the complex and overlapping web of over 200 federal and state regulatory bodies and the presence of a large number of separate, regulated companies. Accordingly, implementation will likely unfold on a state-by-state basis into the next century and may well face challenges from utilities and state and local governments.

  Deregulation and the introduction of competition have created a significant need for consulting services that provide solutions to the problems facing electric utilities today. The changing competitive environment has forced the electric utility industry to confront an evolving range of strategic options and challenges, most of which are unfamiliar to participants that have operated under monopolistic assumptions since inception. Emerging strategies and challenges presently identified include the following:

  . Information Technology. In general, the electric utility industry has been slow to adopt the latest in information technologies. Rapid technological advances and competitive pressures are forcing utilities to replace antiquated systems with new technology and to undertake major, critical systems projects.

  . Cost Control. Utilities must reduce their costs in order to improve margins and to offer more competitive prices. Many utilities are already engaging in significant restructuring efforts, including process redesigns, deploying innovative information systems and technologies and redefining staffing and skill-mix requirements.

  . Customer Focus and Innovation. In a fully deregulated electric utility market, end users will be able to select their electricity provider, much as they can choose their provider of long-distance and cellular telephone services today. In response, utilities, which have historically enjoyed a captive customer base, will need to develop marketing and sales skills to attract and retain customers, develop customer awareness and loyalty enhancement programs in order to establish brand identity and provide innovative services.

  . Organization Restructuring. A number of utilities are abandoning their traditional integrated corporate structure and are organizing into distinct divisions responsible for power generation, transmission, distribution, and billing and customer service in an effort to provide these services more efficiently and effectively. These divisions need to formulate their own strategies, develop their own administrative infrastructure and implement their own marketing campaigns.

  . Consolidation. More than 31 utilities have either consummated or announced mergers and other consolidations totaling more than $41 billion in value since 1990. This trend is expected to continue as utilities seek to achieve economies of scale, increase geographic coverage, eliminate redundant infrastructure, increase market leverage, reduce their cost of capital and expand their customer base. After a combination is consummated, the new entity often faces the difficult process of combining separate operations and infrastructure to achieve the desired efficiencies.

  . Global Expansion. To improve investment opportunities and gain knowledge of deregulation, many utilities have taken advantage of utility privatization in foreign countries. This strategy has typically taken the form of either passive investments, alliances with other utilities, suppliers or financial institutions, or direct ownership and operations.

  . Developing New Services. In order to meet the increased expectations of the competitive marketplace, utilities are evaluating new value-added services, such as the ability to monitor and control electrical usage with computerized metering devices. Furthermore, utilities may provide services to customers that are not directly related to the delivery of electricity. Like cable and local telephone companies, electric utilities have access to homes and businesses through their existing hard-wire connections, and they possess a significant infrastructure of poles and wires and related property easements. In addition, electric utilities have long-standing billing relationships with virtually every home and business in their service area. These factors may permit utilities to offer their customers a variety of new services--from security services in the near future, to telecommunications services and direct access video services in the distant future. In addition, many utilities are redirecting and redeploying assets through diversification initiatives, primarily within traditional business sectors such as energy services, fuel resources and services, and energy project investments.

STRENGTHS AND DIFFERENTIATION

  Metzler offers a wide range of consulting services to electric utilities and other energy-related businesses to assist them in succeeding in a business environment of changing regulation, increasing competition and evolving technology. With its 44 full-time consultants devoted predominantly to the electric utility industry, the Company believes that it is a leading provider of electric utility consulting services. As a result, the Company believes that it is well equipped to offer its clients innovative solutions appropriately tailored to the changing dynamics of the electric utility industry.

  The Company believes that several factors distinguish it from many of the other participants in the consulting industry. These Company strengths include the following:

  Established Electric Utility Expertise. For over thirteen years, the Company has focused primarily on providing consulting services to the electric utility industry. The Company believes that its vertical focus and broad service offerings differentiate it from both general consulting firms that serve multiple industries and "niche" firms with limited skill sets that focus on the electric utility industry. The Company's consultants have significant prior industry or consulting experience and possess a breadth of functional knowledge in the critical business disciplines of strategic planning, information technology, accounting, finance, economics, organization design, marketing, sales, customer service, systems analysis, resource acquisition and asset management.

  Deep-Rooted Client Relationships. By providing services to 34 of the 50 largest investor-owned electric utilities in the United States, the Company has developed numerous contacts at various levels within these client organizations, ranging from chief executive officers and other senior management to functional managers. Metzler's relationships can span multiple functional areas, which often leads to follow-on engagements. Many of the Company's relationships have moved beyond a relatively small initial project to span multiple engagements over a period of as much as eighteen months.

  Proprietary Knowledge Base. Metzler has internally developed and continuously refines for use by its consultants a proprietary database of electric utility industry research, benchmarks and practical solutions. Relevant aspects of this accumulated knowledge are available to be incorporated quickly into the Company's analysis for new engagements, resulting in the consistent provision of proven, effective solutions and tangible benefits to its clients.

  Wide Range of Industry-Specific Services. Many electric utility consulting engagements require the vendor to provide a broad array of service offerings-- something many "niche" players cannot provide. Engagements often require creative solutions that must be drawn from diverse areas of expertise. Metzler's expertise in a wide range of services enables the Company to better pursue such opportunities and to offer itself as a single-source provider of information technology, process/operations management, strategy, and marketing and sales consulting services to utilities.

  Strategic Planning Methodology. In its engagements, the Company uses COMPPASS 2000SM, a high-level modeling tool developed by Metzler to evaluate and explore broad issues in support of a utility's comprehensive strategic planning process. COMPPASS 2000 integrates available information on system capabilities (generation, transmission and distribution) and the marketplace (competitors and customers) to test and evaluate proposed management strategies against system constraints, market needs, regulatory commitments and potential competitive responses to maintain a company's competitive advantage within the evolving electric utility industry.

GROWTH STRATEGY

  The Company's goal is to become the preeminent provider of a full range of consulting services necessary for electric utilities to thrive in a dynamic environment. Metzler's strategy to achieve this goal includes the following elements:

  Further Penetrate Existing Client Base. Although Metzler has provided consulting services to many of the largest utilities in the United States, some of these clients have historically engaged the Company to provide only limited types of services or to provide services to a single division or business unit. The Company believes that the provision of additional services to its existing client base represents a significant growth opportunity and that the opportunity can be better pursued if the Company adds consultants and further develops internal resources. The access, contact and goodwill provided by its existing client relationships afford it significant advantages in marketing additional services and solutions on an enterprise-wide basis.

  Seek New Clients and Expand Geographic Presence. The Company also intends to target new clients by increasing its nationwide presence through the hiring of consultants with existing client relationships or through acquisitions of existing consulting firms. The Company will place particular emphasis on hiring new consultants that will expand the Company's geographic presence.

  Continue to Recruit Highly Skilled Professionals. The Company believes that its continued success and growth require it to expand its base of highly skilled professionals. In order to compete successfully for new business and to obtain additional business from existing clients, the Company continually strives to recruit qualified, experienced personnel possessing the skills currently demanded by the changing dynamics of the electric utility industry. The Company particularly targets senior professionals with skills and client relationships that complement services currently offered by Metzler. The Company believes it enhances recruitment and retention of consultants by offering packages of base and incentive compensation and benefits that are significantly more attractive than those offered by the consulting industry in general. The Company also believes that operating as a public company will aid greatly in recruiting, retaining and incentivizing current and future employees.

  Pursue Strategic Acquisitions. Given the highly fragmented nature of the consulting services marketplace, Metzler believes numerous acquisition opportunities exist. Acquisitions may provide the Company with a fast, cost-effective method to increase its number of consultants, broaden its client base, establish or expand its presence in a geographic region or obtain additional skill sets. In addition, the Company intends to seek to acquire or develop relationships with firms serving the utility industry whose services complement the Company's current offerings, thereby enabling the Company to market its existing services to the acquired company's client base and to market the acquired company's services to its own clients. The Company may also pursue vertical integration by acquiring businesses which it currently engages on a subcontractor basis to provide specialized technical skills in certain engagements.

  Expand Service Offerings. The Company believes that in a more competitive marketplace, many electric utilities may seek to concentrate on their core business and delegate the operation of support functions to outside consulting firms. The Company is exploring the possibility of providing its electric utility clients with outsourcing services for certain information technology tasks and customer support operations.

SERVICES

  The Company offers its consulting services in four principal areas: information technology, process/operations management, strategy, and marketing and sales. In order to understand the basic characteristics of a client, organizational unit or project, the Company generally performs more than 75% of the engagement at the client's site. This on-site presence helps avoid the development of conclusions drawn from limited exposure to company personnel, processes and facilities and enables Metzler consultants to be available to service further or expanded client needs as they may evolve. Although extensive time is spent on site, all Metzler consultants have portable computers running common software for word processing and tabular and graphic presentations, thereby allowing the project team to remain relatively independent of and non-intrusive into the client's daily business operations.

  The table below provides examples of the Company's service offerings in each of these areas.

  CATEGORY
  OF SERVICE                           DESCRIPTION OF PROJECTS
- -------------------------------------------------------------------------------
  INFORMATION        . Total life cycle analysis and implementation of
   TECHNOLOGY          activity-based management systems, including process
                       evaluation, activity definition, chart of accounts and
                       system design, construction and implementation
                     . Development of strategic information systems plans
                     . Development of information systems such as activity-
                       based management and marketing information systems
                     . Development of information requirements and package
                       evaluations for executive information systems, materials
                       management systems and work management systems
                     . Development of telecommunications systems, including in-
                       tegrated communications planning, communications market
                       analysis, network traffic evaluation and customer opera-
                       tions process design
- -------------------------------------------------------------------------------
  PROCESS/OPERATIONS . Examination and reorganization of customer operations
   MANAGEMENT        . Evaluation of distribution operations
                     . Business process redesign of the material procurement
                       and contract function
                     . Consolidation options for transmission, distribution and customer service operations
                     . Examination and restructuring of plant operations and
                       maintenance functions
                     . Consolidation and integration options for the marketing
                       and customer services operations
                     . Development of materials management programs
                     . Materials management support for outages
                     . Development of procurement strategies, policies and
                       procedures
                     . Examination of contract consolidation
- -------------------------------------------------------------------------------
  STRATEGY           . Identification and evaluation of candidates for merger,
                       consolidation or acquisition
                     . Evaluation of alternative regulatory and legislative
                       positions
                     . Identification of how market clearing prices would
                       respond to various strategic initiatives and activities
                       within the marketplace
                     . Development of non-regulated business plans and
                       objectives, including investment and spending objectives
                     . Examination of domestic and international energy market
                       sectors and identification of opportunities for
                       competitive leverage
                     . Development of negotiation strategies for the client in
                       the initiation and renewal of power commitment contracts
                     . Independent evaluation of the planning process and
                       products
                     . Quantification and prioritization of operational and
                       business strategies
- -------------------------------------------------------------------------------
  MARKETING AND      . Conduct of marketing analysis, market surveys,
   SALES               competitive assessments and profitability objectives
                     . Detailed analysis of the marketplace including potential size and volume growth rates, customer preferences,
                       competitive strategies and market penetration options
                     . Market survey of industrial and commercial customers in
                       response to proposed unbundled energy services
                     . Development of market strategies and marketing plans
                     . Restructuring of account management programs
                     . Restructuring and consolidation of distribution system
                       networks to optimize service delivery
                     . Redesign and implementation of marketing and customer
                       service functions

MARKETING AND SALES

  The Company markets its services directly to senior executives of utilities from its headquarters near Chicago, Illinois. The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients, including on-site presentations to senior utility executives, industry seminars featuring presentations by Metzler personnel and authoring of articles and other publications regarding the utility industry and the Company's methodologies.

  A significant portion of new business arises from prior client engagements. Clients frequently expand the scope of engagements during delivery to include follow-on complementary activities. Also, the Company's on-site presence affords it the opportunity to become aware of, and to help define, additional project opportunities as they are identified by the client. The strong client relationships arising out of many engagements often facilitate the Company's ability to market additional capabilities to its clients in the future. In addition, the Metzler senior management team is actively engaged in meeting with utilities that have not yet engaged the Company and newly appointed senior managers in utilities where the Company has worked in the past to make them aware of the Company's capabilities.

CLIENTS AND REPRESENTATIVE SOLUTIONS

  The Company has performed consulting assignments for more than 100 utility industry clients, principally investor-owned electric utilities. The Company's clients also include gas and water companies and other ownership structures such as holding companies, electric cooperatives, public power agencies and state regulatory commissions. The Company also serves independent power producers, co-generators and power marketers and suppliers to the utility industry.

  Because of the nature and scope of many of the Company's projects, the Company derives a significant portion of its revenues from a relatively limited number clients that operate exclusively in the electric utility industry. For example, during 1995 and the first half of 1996, revenues from the Company's ten most significant clients accounted for approximately 80.5% and 76.3% of its revenues, respectively. In 1995, a group of affiliated clients and the Company's largest single client accounted for approximately 22.6% and 15.5% of the Company's revenues, respectively. The Company's largest clients typically engage the Company on consulting projects that span from twelve to eighteen months and thereafter the Company may not be rehired for a significant project for varying periods of time. This typical engagement cycle causes the Company's ten most significant clients, absent project carryovers, to change from year to year. For these reasons, the Company believes that it is not materially dependent on any particular client.

  A list of representative clients is set forth below:

Allegheny Power System, Inc.Gulf States Utilities Co.Pennsylvania Power &
Baltimore Gas & Electric Co.                         Light Co.
                            Houston Industries Incorporated
Carolina Power & Light Co.  Illinois Power Co.       Philadelphia Electric Co.
Centerior Energy Corp.      Long Island Lighting Co. Pinnacle West Capital
Central and South West Corp.                         Corp.
                            New England Electric System
Cincinnati Gas & Electric Co.                        PSI Resources, Inc.
                            Niagara Mohawk Power Co.
CMS Energy Corp.            Northeast Utilities      Public Service Enterprise
Commonwealth Edison Co.     Northern States Power Co.Group, Inc.
Dominion Resources, Inc.    Ohio Edison Co.          Public Service of
Entergy Corporation                                  Colorado
                            Oklahoma Gas & Electric Co.
General Public Utilities Corp.                       San Diego Gas & Electric
                                                     Co.
                            Pacific Gas & Electric Co.

                                                     SCANA Corp.
  Examples of Metzler's engagements include the following:
                                                     SCEcorp.

                                                     Texas Utilities Company
  Strategic and Operations Planning. A start-up energy services company engaged Metzler to assist in its strategic and operations planning. The client was created from an acquisition by an electric utility company as part of the utility's diversification strategy in preparation for deregulation. Over the course of a multi-year
                                                     Wisconsin Energy Corp.

engagement, the Company performed regulatory, financial, marketing and product development studies to help develop and implement the energy service company's business strategy. During the two and one-half year period of the engagement, the client grew from a sales base of $20 million to over $100 million.

  Business Strategy Implementation Planning. For a large east coast electric utility, Metzler jointly worked with a joint client team to complete a comprehensive analysis of its electric distribution business. This analysis identified specific strategies for the client to pursue in order to improve its competitive position. Using this analysis, Metzler led the development of a new business model for these operations, transitioning to the development of a separate power distribution entity. The new model focused on maximizing service levels while improving the cost competitiveness of the distribution business. The resulting implementation plan specified the procedures for the client to follow over the next three years in parallel to ongoing changes in the industry. The Company estimates that, as a result of implementing Metzler's recommendations, the client should realize approximately $5 million in annual cost savings by the year 2000.

  Distribution Operations Redesign. Metzler worked with management of a major southwest electric utility to identify opportunities to redesign the service delivery network for metropolitan operations serving 1.2 million customers and involving 1,500 distribution personnel. The analysis involved developing a comprehensive operations model for the business and evaluating existing boundaries, facilities, and work practices. The resulting recommendations lead to the development of implementation teams to move forward in four key areas:
(i) establishing a flexible organization that can respond to customer changes over time; (ii) implementing job site reporting for company construction personnel, improving service and reducing costs; (iii) redesigning trouble response operations to reduce outage times; and (iv) implementing new work day structures to increase utilization. The Company estimates that the client should realize $8 to $10 million in annual cost savings by the end of the third year.

HUMAN RESOURCES

  As of July 1, 1996, the Company's personnel consisted of 52 employees, consisting of 44 full-time consultants and eight support personnel. The Company's success depends in large part on attracting, retaining and motivating talented, creative and experienced professionals at all levels. See "Risk Factors--Attraction and Retention of Employees." In connection with its hiring efforts, the Company employs a full-time human resources coordinator, retains several executive search firms and relies on personal and business contacts to recruit professionals with significant utility industry or consulting experience. The Company's hiring focus is not on finding a large number of employees, but rather on identifying candidates who are well suited by background and temperament to serve the Company's utility client base. The Company's consultants are drawn from utility and related industries such as engineering, construction and telecommunications, and from accounting and other consulting organizations. The Company's fifteen senior most managers each average a total of fifteen years of utility industry and consulting experience. The Company has experienced consultant attrition of approximately 15% over each of the last two years, predominantly at the associate level.

  The Company has developed mentoring programs to assist in training its employees, and intends to further enhance its focus on employee training in the future. The Company also develops its consultants through a training program, as well as review of precedent from prior Company engagements.

  The Company promotes loyalty and continuity of its consultants by offering packages of base and incentive compensation and benefits that it believes are significantly more attractive than those offered by the consulting industry in general. In addition, to attract and retain consultants, the Company has established several employee benefit plans. See "Management--Long-Term Incentive Plan."

  In addition to the employees discussed above, Metzler supplements its consultants on certain engagements with independent contractors, many of whom are former employees of the Company. The Company is responsible for selecting these individuals and integrating their work product into a total solution for the Company's utility client. The Company has 37 individuals on its current list of approved independent contractors, of whom approximately ten to fifteen are working on engagements with Metzler at any given time. The Company believes that its practice of retaining independent contractors on a per-engagement basis provides it with greater flexibility in adjusting professional personnel levels in response to changes in demand for its services.

COMPETITION

  The market for consulting services to electric utilities is intensely competitive, highly fragmented and subject to rapid change. The market includes a large number of participants from a variety of market segments, including general management consulting firms, the consulting practices of "Big Six" accounting firms, and local or regional firms specializing in utility services. Many information technology consulting firms also maintain significant practice groups devoted to the utility industry. Many of these companies are national and international in scope and have greater financial, technical and marketing resources than the Company. The Company believes that its experience, reputation, industry focus and broad range of services will enable it to compete effectively in its marketplace. See "Risk Factors--Competition."

FACILITIES

  Metzler currently operates from 10,000 square feet of leased office space located in Deerfield, Illinois. The Company believes that additional space will be required as its business expands geographically and that it will be able to obtain suitable space as needed.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The Company's executive officers and directors and their respective ages and positions as of August 1, 1996, are as follows:

                NAME                 AGE          POSITION WITH THE COMPANY
Robert P. Maher.....................  46 Chairman of the Board, President, Chief
                                          Executive Officer and Director
Gerald R. Lanz......................  48 Chief Operating Officer and Director
James F. Hillman....................  39 Chief Financial Officer and Treasurer
James T. Ruprecht...................  37 Senior Vice President and Director
James R. Blomberg...................  36 Senior Vice President
David J. Donovan....................  46 Senior Vice President
Stephen R. Goldfield................  32 Senior Vice President
Richard J. Metzler..................  55 Senior Vice President

  Robert P. Maher has served as a Director of the Company since April 1991. He has served as Chief Executive Officer and President since January 1996 and as Chairman of the Board since June 1996. From August 1990 to December 1995, Mr. Maher held various positions with the Company, most recently as a Senior Vice President working primarily in the information technology area. From 1988 to August 1990, he was a principal with the consulting practice of Ernst & Young LLP where he organized and directed information technology engagements for the regulated segment of the communications industry practice.

  Gerald R. Lanz has served as a Director of the Company since January 1996 and as Chief Operating Officer since June 1996. From December 1994 to June 1996, Mr. Lanz held various management positions with the Company, most recently as a Senior Vice President working in the area of strategic and business practices. From July 1989 to June 1994, he was employed by Ameritech Corporation in a series of management positions, most recently as Vice President of Marketing and Business Development for its Small Business Services division.

  James F. Hillman has served as the Chief Financial Officer and Treasurer since June 1996. From April 1996 to June 1996, Mr. Hillman served as a Principal Associate of the Company. From July 1988 to March 1996, he was employed by Ameritech Corporation, most recently as the Chief Financial Officer of Ameritech Monitoring Services, Inc.

  James T. Ruprecht has served as a Director of the Company since December 1994 and as a Senior Vice President since January 1994. From April 1987 to January 1996, Mr. Ruprecht held various management positions with the Company, working primarily in the areas of business process re-engineering, customer operations and supply chain management. Prior to his employment at Metzler, he held various positions with the Northern Illinois Gas Company, most recently as an Area Manager of Operations.

  James R. Blomberg has served as a Senior Vice President since January 1996. From May 1989 to January 1996, Mr. Blomberg held various management positions with the Company, working primarily in the areas of business process re-engineering, customer operations and marketing. He served as a Director of the Company from June 1995 to June 1996.

  David J. Donovan has served as a Senior Vice President since April 1987, working in the areas of strategic marketing and energy planning. He served as a Director of the Company from April 1991 to June 1996.

  Stephen R. Goldfield has served as a Senior Vice President since January 1996. From July 1990 to January 1996, Mr. Goldfield held various senior management positions with the Company. He served as Director of the Company from June 1995 to June 1996. Prior to his employment at the Company, Mr. Goldfield was employed by the Philadelphia Electric Company.

  Richard J. Metzler, the founder of the Company, has served as a Senior Vice President and Chairman Emeritus since June 1996. From January 1996 to June 1996 he served as Treasurer, and from July 1983 to December 1995 Mr. Metzler served as the President and Chairman of the Board of the Company. He served as a Director of the Company from July 1983 to June 1996.

  The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company. All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Board of Directors currently consists of three members. The Company expects to fill the two current vacancies on the Board with independent directors following the consummation of the offering. The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board is comprised of two Class I Directors (to be appointed within 90 days after the closing of this offering), two Class II Directors (Messrs. Lanz and Ruprecht) and one Class III Director (Mr. Maher). At each annual meeting of stockholders the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders held in calendar years 1997, 1998 and 1999, respectively. There are no family relationships between any director or executive officer of the Company.

BOARD COMMITTEES

  The Audit Committee will be responsible for reviewing with management the financial controls, accounting and audit and reporting activities of the Company. The Committee will review the qualifications of the Company's independent auditors, make recommendations to the Board of Directors regarding the selection of independent auditors, review the scope, fees and results of any audit and review non-audit services and related fees provided by the independent auditors. The members of the Audit Committee have not yet been appointed. The Company intends to appoint the two independent directors to this committee.

  The Compensation Committee will be responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Committee will also administer the Company's Long-Term Incentive Plan. The members of the Compensation Committee have not yet been appointed. The Company intends to appoint the two independent directors to this committee.

  The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors will be made by the entire Board of Directors.

DIRECTOR COMPENSATION

  Directors who are not executive officers of the Company will be paid a fee of $1,000 for each board meeting attended in person and all directors will be reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the Board of Directors. Pursuant to the terms of the formula program of the Company's Long-Term Incentive Plan, each director of the Company appointed after the completion of this offering who is not otherwise employed by the Company automatically will be granted an option to purchase 3,000 shares of Common Stock for each year of the term to be served upon his or her initial election or re-election to the Board of Directors. The options will have an exercise price equal to the fair market value of the Common Stock on the date of grant, and will be exercisable in equal annual installments over the term to be served beginning on the first anniversary of the date of grant.

EXECUTIVE COMPENSATION

  The following table sets forth certain information with respect to the annual and long-term compensation earned for the fiscal year ended December 31, 1995 for the Company's Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                  ANNUAL
                                                              COMPENSATION(1)
                                                            -------------------
                   NAME AND PRINCIPAL POSITION                SALARY    BONUS
      Robert P. Maher
       President and Chief Executive Officer............... $  182,333 $414,505
      Gerald R. Lanz
       Chief Operating Officer.............................    175,000  599,230
      James T. Ruprecht
       Senior Vice President...............................    175,000  864,205
      David J. Donovan
       Senior Vice President...............................    175,000  678,011
      Richard J. Metzler
       Senior Vice President...............................  1,050,776  412,938

- --------
(1) The Company did not issue any restricted stock or grant any stock appreciation rights or make any Long-Term Incentive Plan payouts to any of the Named Executive Officers in 1995.

  Effective as of the date of this Prospectus, the Board of Directors has approved a new compensation program for the Named Executive Officers, which provides for initial annual base salaries ranging from $225,000 to $375,000. In addition to the base salaries, a bonus structure has been established under which bonuses ranging from 0% to 125% of the Named Executive Officer's annual base salary will be awarded based on the attainment of certain financial performance criteria. Under the compensation program, the Company's other senior managers will have annual base compensation and bonus arrangements similar to the Named Executive Officers.

LONG-TERM INCENTIVE PLAN

  The Board of Directors has adopted The Metzler Group, Inc. Long-Term Incentive Plan (the "Long-Term Plan"). The Long-Term Plan is designed to enhance the long-term profitability and stockholder value of the Company by offering Common Stock, Common Stock-based, and other performance incentives to those individuals who are key to the growth and success of the Company, to attract and retain executives with experience and ability on a basis competitive with industry practice and to encourage executives to acquire and maintain stock ownership in the Company.

  The Long-Term Plan is administered by the Compensation Committee, which, except for the formula program (the "Formula Program") noted below for non-employee directors, has exclusive authority to grant awards under the Long-Term Plan and to make all interpretations and determinations affecting the Long-Term Plan. The Compensation Committee has the discretion to determine the individuals to whom Awards (as defined below) are granted, the amount of such Award, any applicable vesting schedule and other terms of any Award.

  Participation in the Long-Term Plan is limited to employees, consultants, advisors and independent contractors of the Company and its subsidiaries who are selected from time to time by the Compensation Committee. In addition, non-employee directors automatically participate in the Formula Program. Awards under the Long-Term Plan may be in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options), stock awards, restricted stock grants, stock appreciation rights ("SARs") and performance awards (collectively, "Awards"). Any Award issued under the Long-Term Plan that is forfeited, expired, canceled or terminated prior to vesting or exercise will again become available for grant under the Long-Term Plan.

  The Long-Term Plan also includes the Formula Program. The Formula Program provides for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. Pursuant to the terms of the Formula Program, each director of the Company who is not otherwise employed by the Company automatically will be granted an option to purchase 3,000 shares of Common Stock for each year of the term to be served upon his or her initial election or re-election to the Board of Directors. The options will vest in equal annual installments over the term to be served beginning on the first anniversary of the option grant date.

  The maximum number of shares of Common Stock that may be issued and sold under the Long-Term Plan is 1,300,000 shares. In the event of any stock dividend, stock split, recapitalization, merger, other change in the capitalization of the Company or similar corporate transaction or event affecting the Common Stock the Compensation Committee may make appropriate adjustments to the Awards. Alternatively, the Company may accelerate the timing of the exercise of any Awards or cancel any Award and provide instead for the payment to the participant in cash of the economic value of the Award at the time of cancellation.

  On June 30, 1996, the Company granted options to purchase 355,666 shares at an exercise price of $12 per share, which was equal to the estimated fair market value of the Common Stock as of that date.

                             CERTAIN TRANSACTIONS

  In December 1995, in connection with an ownership transition from Richard Metzler, the founder of the Company, to the existing stockholders, the Company and each of the Selling Stockholders entered into a shareholders agreement (the "Shareholders Agreement"), pursuant to which, among other things: (i) certain actions of the Company required the prior approval by a specified number of the stockholders; (ii) compensation levels and dividends were fixed; and (iii) certain restrictions relating to the transfer of the shares of Common Stock were established. In addition, under the terms of the Shareholders Agreement, Mr. Metzler was granted a "look-back" option pursuant to which, under certain circumstances including a public offering of Common Stock of the Company, Mr. Metzler was granted the right to repurchase from the existing stockholders certain shares of Common Stock. Immediately prior to this offering, Mr. Metzler exercised his "look-back" option to purchase from the other shareholders of the Company 257,143 shares from each of Messrs. Donovan, Goldfield, Lanz, Maher and Ruprecht and 171,428 shares from Mr. Blomberg and the Shareholder Agreement was terminated. Pursuant to a Redemption Agreement between the Company and Mr. Metzler effective as of the date of this Prospectus, the Company repurchased 1,714,285 shares from Mr. Metzler in exchange for a promissory note in the amount of $7,975,000.

  During each of the Company's last three fiscal years, Richard Metzler, the founder of the Company and a director at the time, withdrew advances from the Company that were later converted to salary expense.

  Richard Metzler borrowed $725,000 from the Company, as evidenced by a promissory note dated May 1, 1996 that bears interest at 6% and was due in three equal annual installments beginning on December 31, 1996. In July 1996, this note was amended to be immediately due and payable in cash upon the closing of this offering.

 During 1993 and 1994 the Company paid expenses and collected revenues on behalf of LORE Systems, Inc. ("LORE"), a company owned solely by Mr. Metzler. Amounts paid by the Company, net of amounts collected, were reimbursed by LORE. Expenses paid by the Company on behalf of LORE during the years ended December 31, 1993 and 1994 were $294,194 and $228,275, respectively.

  In January 1996, the Company borrowed $500,000 from each of Messrs. Metzler and Maher for operating capital. The promissory notes bear interest at 10% per annum and are due on December 31, 1996.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of July 1, 1996, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers; (iv) each Selling Stockholder; and (v) all directors and executive officers of the Company as a group. Each person named below has an address in care of the Company's principal executive offices. The Company believes that each person named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable.

                                     BENEFICIAL
                                      OWNERSHIP                  BENEFICIAL
                                      PRIOR TO                    OWNERSHIP
                                     OFFERING(1)     NUMBER   AFTER OFFERING(1)
                                  ----------------- OF SHARES -----------------
                                  NUMBER OF           BEING   NUMBER OF
              NAME                 SHARES   PERCENT  OFFERED   SHARES   PERCENT
David J. Donovan................. 1,200,000  15.0%    100,000 1,100,000  11.0%
Stephen R. Goldfield............. 1,200,000  15.0%    100,000 1,100,000  11.0%
Gerald R. Lanz................... 1,200,000  15.0%    100,000 1,100,000  11.0%
Robert P. Maher.................. 1,200,000  15.0%    100,000 1,100,000  11.0%
Richard J. Metzler............... 1,200,000  15.0%    600,000   600,000   6.0%
James T. Ruprecht................ 1,200,000  15.0%    100,000 1,100,000  11.0%
James R. Blomberg................   800,000  10.0%    100,000   700,000   7.0%
All Directors and Executive
 Officers as a group
 (8 persons)..................... 8,000,000 100.0%  1,200,000 6,800,000  68.0%

- --------
(1) Applicable percentage of ownership as of July 1, 1996 is based upon 8,000,000 shares of Common Stock outstanding. Applicable percentage ownership after this offering is based upon 10,000,000 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares shown as beneficially owned.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.001 per share, and 3,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"). Prior to the consummation of the offering, the Company will have outstanding 8,000,000 shares of Common Stock and no shares of Preferred Stock. Upon completion of this offering, the Company will have outstanding 10,000,000 shares of Common Stock and no shares of Preferred Stock. As of July 1, 1996, there were seven record holders of Common Stock.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share for the election of directors and all other matters submitted for stockholder vote, except matters submitted to the vote of another class or series of shares. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voting for the election of directors can elect all of the directors if they choose to do so. The holders of Common Stock are entitled to dividends in such amounts and at such times, if any, as may be declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends, other than dividends paid in connection with the Company's S-corporation status (see "S Corporation Dividend"), on its Common Stock and does not anticipate paying any cash dividends on such stock in the foreseeable future. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payments to creditors. The Common Stock is not redeemable and has no preemptive or conversion rights.

  The rights of the holders of Common Stock are subject to the rights of the holders of any Preferred Stock which may, in the future, be issued. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in this offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW

  Certificate of Incorporation and By-Laws. The Company's Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The By-Laws provide that the Company's stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of the Company's capital stock. These provisions of the Certificate of Incorporation and By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Certain Anti-Takeover Effects."

  Delaware Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to such plans will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Limitation of Liability. As permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or nonmonetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors will, however, no longer be liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

  Indemnification. The Certificate of Incorporation provides that directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Certificate of Incorporation also authorizes the Company to enter into one or more agreements with any person that provide for indemnification greater or different from that provided in the Certificate of Incorporation. The Company has entered into indemnification agreements with all current members of the Board of Directors and executive officers. The Company believes that these provisions and agreements are desirable to attract and retain qualified directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 10,000,000 shares of Common Stock outstanding. Of these shares, the 3,200,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

  The remaining 6,800,000 shares of Common Stock are deemed "Restricted Shares" under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of this offering (the "Lock-Up Period") without the prior written consent of the Representative. Because of these restrictions, on the date of this Prospectus, no shares other than the 3,200,000 shares offered hereby will be eligible for sale. Until October 1997, no Restricted Shares may become available for sale in the public market subject to Rule 144 and Rule 701 of the Securities Act.

  In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least two years, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock of the Company (100,000 shares after giving effect to this offering) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act.

  Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to register on a registration statement on Form S-8, shortly after the date of this Prospectus, a total of 1,300,000 shares of Common Stock reserved for issuance under the Company's Long-Term Incentive Plan.

                                 UNDERWRITING

  Subject to certain terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation is acting as Representative, have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed severally to sell to each of the Underwriters, the number of Shares set forth opposite their respective names at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover of this Prospectus.

                                                                        NUMBER
                                UNDERWRITERS                           OF SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation.............
                                                                       ---------
        Total......................................................... 3,200,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all Shares (other than those covered by the over-allotment option described below).

  The Company and the Selling Stockholders have been advised by the Underwriters that they propose to offer the Shares to the public initially at the price to the public set forth on the cover page of this Prospectus and to
certain dealers at such price, less a concession not in excess of $      per
Share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $      per Share to certain other dealers. After this
offering, the offering price and other selling terms may be changed by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company and certain Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of the Underwriting Agreement, to purchase up to an aggregate of 480,000 additional Shares at the initial offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions, solely to cover over-allotments. Up to 240,000 of the Shares covered by such option will be made available by the Company, and up to an additional 240,000 Shares in the aggregate will be made available equally by Messrs. Maher, Lanz, Ruprecht, Blomberg, Donovan and Goldfield.

  To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of the option shares as the number of Shares to be purchased by it shown in the above table bears to the total number of Shares shown in the above table, and the Selling Stockholders will be obligated, pursuant to the option, to sell such Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares offered hereby. If purchased, the Underwriters will sell such additional 480,000 Shares on the same terms as those on which the Shares are being offered.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

  The Company, the Selling Stockholders and the executive officers and directors of the Company have each agreed that during the 180-day period after the date of this Prospectus they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, other than the Shares, except that the Company may issue shares upon the exercise of stock options granted prior to the execution of the Underwriting Agreement, and may grant additional options under its Long-Term Incentive Plan, provided that, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, such options shall not be exercisable during such period.

  The Representative has informed the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any discretionary accounts without prior specific written approval of the customer.

  Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated among the Company, the Selling Stockholders and the Representative. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sachnoff & Weaver, Ltd., Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

  The Financial Statements of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement, of which this Prospectus constitutes a part, on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Registration Statement, including the exhibits and schedules thereto, is also available at the Commission's site on the World Wide Web at http:/www.sec.gov. Copies of reports, proxy and information statements and other information regarding the Company are also available at the Commission's Web site.

                            THE METZLER GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-2
Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
 (unaudited).............................................................  F-3
Statements of Operations for the years ended December 31, 1993, 1994 and
 1995 and for the six months ended June 30, 1995 and 1996 (unaudited)....  F-4
Statements of Stockholders' Equity for the years ended December 31, 1993,
 1994 and 1995 and for the six months ended June 30, 1996 (unaudited)....  F-5
Statements of Cash Flows for the years ended December 31, 1993, 1994 and
 1995 and for the six months ended June 30, 1995 and 1996 (unaudited)....  F-6
Notes to Financial Statements............................................  F-7

                         INDEPENDENT AUDITORS' REPORT


  WHEN THE TRANSACTION REFERRED TO IN PARAGRAPH 1 OF NOTE 11 OF THE NOTES TO FINANCIAL STATEMENTS HAS BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

                                          KPMG Peat Marwick LLP
The Stockholders and Board of Directors
The Metzler Group, Inc.:

  We have audited the accompanying balance sheets of The Metzler Group, Inc. as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Metzler Group, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Chicago, Illinois
July 23, 1996

except for paragraph 1 of Note 11,
which is as of          , 1996

                            THE METZLER GROUP, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                              DECEMBER 31,
                                          ----------------------  JUNE 30, 1996
                                             1994        1995      (UNAUDITED)
Current assets:
  Cash................................... $   63,631  $  223,235   $  226,200
  Trade accounts receivable..............  2,004,241   2,288,878    4,315,355
  Current portion of note receivable from
   officer...............................         --          --      241,667
  Prepaid expenses and other.............     10,616       7,939      144,431
                                          ----------  ----------   ----------
    Total current assets.................  2,078,488   2,520,052    4,927,653
                                          ----------  ----------   ----------
Property and equipment, at cost:
  Office furniture and equipment.........    889,791     599,466      623,953
  Computer software......................    107,044      55,109       58,729
  Automobiles............................     53,846      64,471       64,471
                                          ----------  ----------   ----------
                                           1,050,681     719,046      747,153
  Less accumulated depreciation and
   amortization..........................   (611,380)   (459,520)    (505,505)
                                          ----------  ----------   ----------
Net property and equipment...............    439,301     259,526      241,648
Note receivable from officer, less
 current portion.........................         --          --      483,333
                                          ----------  ----------   ----------
    Total assets......................... $2,517,789  $2,779,578   $5,652,634
                                          ==========  ==========   ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable...........................    355,740     405,740           --
  Notes payable to officers..............         --          --    1,000,000
  Current portion of obligation under
   capital lease.........................     14,168      15,443       16,123
  Accounts payable.......................     44,205     177,576      140,560
  Accrued compensation and related costs.    879,889   1,659,290    1,426,553
  Income taxes payable...................         --      14,859       25,000
  Deferred income taxes..................    404,000     160,000       25,000
  Other current liabilities..............     70,154      37,786      130,915
                                          ----------  ----------   ----------
Total current liabilities................  1,768,156   2,470,694    2,764,151
Obligations under capital lease, less
 current maturities......................     45,887      30,443       22,208
Deferred revenue.........................         --      15,348       25,138
Deferred income taxes....................     49,000      20,000      155,000
                                          ----------  ----------   ----------
    Total liabilities....................  1,863,043   2,536,485    2,966,497
                                          ----------  ----------   ----------
Stockholders' equity:
  Preferred stock, $.001 par value;
   3,000,000 shares authorized; no shares
   issued or outstanding.................         --          --           --
  Common stock, $.001 par value,
   15,000,000 shares authorized;
   9,519,999, 9,714,285, and 9,714,285
   shares issued and outstanding in 1994,
   1995, and June 30, 1996; respectively.      9,520       9,714        9,714
  Additional paid-in capital.............     46,297     107,682      107,682
  Retained earnings......................    598,929     125,697    2,568,741
                                          ----------  ----------   ----------
    Total stockholders' equity...........    654,746     243,093    2,686,137
                                          ----------  ----------   ----------
    Total liabilities and stockholders'
     equity.............................. $2,517,789  $2,779,578   $5,652,634
                                          ==========  ==========   ==========

                See accompanying notes to financial statements.

                            THE METZLER GROUP, INC.

                            STATEMENTS OF OPERATIONS

                               YEARS ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                          -------------------------------------  ---------------------------
                             1993         1994         1995          1995          1996
                                                                        (UNAUDITED)
Revenues................  $10,379,915  $10,419,878  $13,459,725  $  5,625,590  $  10,856,647
Cost of services........    5,797,297    5,262,922    6,421,560     2,840,445      5,313,835
                          -----------  -----------  -----------  ------------  -------------
Gross profit............    4,582,618    5,156,956    7,038,165     2,785,145      5,542,812
                          -----------  -----------  -----------  ------------  -------------
Selling, general and
 administrative
 expenses...............    4,266,140    5,326,668    7,650,047     4,023,325      1,403,341
                          -----------  -----------  -----------  ------------  -------------
Operating income (loss).      316,478     (169,712)    (611,882)   (1,238,180)     4,139,471
Other expense (income):
  Interest expense......       33,140       51,111       50,893        26,769         20,394
  Interest income.......      (11,990)      (5,097)     (17,469)       (2,187)       (11,075)
  Other, net............       (5,870)      26,048       93,926        73,061          3,108
                          -----------  -----------  -----------  ------------  -------------
Total other expense
 (income)...............       15,280       72,062      127,350        97,643         12,427
                          -----------  -----------  -----------  ------------  -------------
Income (loss) before
 income tax expense
 (benefit)..............      301,198     (241,774)    (739,232)   (1,335,823)     4,127,044
Income tax expense
 (benefit)..............      147,000      (58,000)    (266,000)     (478,000)        84,000
                          -----------  -----------  -----------  ------------  -------------
Net income (loss).......  $   154,198  $  (183,774) $  (473,232) $   (857,823) $   4,043,044
                          ===========  ===========  ===========  ============  =============
Pro forma income data
 (unaudited) (note 2):
  Net income (loss) as
   reported.............                            $  (473,232)               $   4,043,044
  Pro forma adjustments.                              1,665,176                   (2,178,494)
                                                    -----------                -------------
    Pro forma net
     income.............                              1,191,944                    1,864,550
                                                    ===========                =============
    Pro forma net income
     per share..........                            $      0.12                $        0.19
                                                    ===========                =============


                See accompanying notes to financial statements.

                            THE METZLER GROUP, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

               FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995
               AND THE SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED)

                          PREFERRED STOCK    COMMON STOCK     ADDITIONAL                 TOTAL
                          ---------------- -----------------   PAID-IN    RETAINED   STOCKHOLDERS'
                           SHARES  AMOUNT   SHARES    AMOUNT   CAPITAL    EARNINGS      EQUITY
Balance at
 December 31, 1992......        -- $    --     1,010  $1,010   $122,162  $  628,505   $  751,677
Retroactive restatement
 for a 9,714.285 for 1
 stock split in the form
 of a common stock
 dividend effective
 September   , 1996.....        --      -- 9,810,418   9,810     (9,810)         --           --
                          -------- ------- ---------  ------   --------  ----------   ----------
As restated.............        --      -- 9,811,428   9,811    113,361     628,505      751,677
Net income..............        --      --        --      --         --     154,198      154,198
Purchase of common
 stock..................        --      --  (194,286)   (194)   (45,988)         --      (46,182)
                          -------- ------- ---------  ------   --------  ----------   ----------
Balance at
 December 31, 1993......        --      -- 9,617,142   9,617     67,373     782,703      859,693
Net loss................        --      --        --      --         --    (183,774)    (183,774)
Purchase of common
 stock..................        --      --  (485,714)   (486)  (140,662)         --     (141,148)
Issuance of common
 stock..................        --      --   388,571     389    119,586          --      119,975
                          -------- ------- ---------  ------   --------  ----------   ----------
Balance at
 December 31, 1994......        --      -- 9,519,999   9,520     46,297     598,929      654,746
Net loss................        --      --        --      --         --    (473,232)    (473,232)
Issuance of common
 stock..................        --      --   194,286     194     61,385          --       61,579
                          -------- ------- ---------  ------   --------  ----------   ----------
Balance at
 December 31, 1995......        --      -- 9,714,285   9,714    107,682     125,697      243,093
Net income (unaudited)..        --      --        --      --         --   4,043,044    4,043,044
S-Corporation
 distributions
 (unaudited)............        --      --        --      --         --  (1,600,000)  (1,600,000)
                          -------- ------- ---------  ------   --------  ----------   ----------
Balance at June 30, 1996
 (unaudited)............        -- $    -- 9,714,285  $9,714   $107,682  $2,568,741   $2,686,137
                          ======== ======= =========  ======   ========  ==========   ==========


                See accompanying notes to financial statements.

                            THE METZLER GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                            YEARS ENDED DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                          ------------------------------  ---------------------------
                            1993      1994       1995         1995          1996
                                                                 (UNAUDITED)
Cash flows from
 operating activities:
  Net income (loss).....  $154,198  $(183,774) $(473,232) $   (857,823) $   4,043,044
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by operating
   expenses:
   Depreciation and
    amortization........   195,678    186,297    136,024        47,775         49,571
   Loss on sale of
    property and
    equipment...........        --     25,246     93,622        73,411            665
   Deferred income
    taxes...............   118,000    (80,000)  (273,000)     (573,000)            --
   Changes in assets and
    liabilities:
     Receivables........  (719,972)   695,518   (284,637)     (802,623)    (2,026,477)
     Prepaid expenses...       856    (10,616)     2,677      (215,969)      (136,492)
     Salary advances to
      officer...........   (47,502)    57,502         --            --             --
     Advances to
      affiliate.........   (72,842)    72,842         --            --             --
     Accounts payable...    26,898    (19,726)   133,371        68,923        (37,016)
     Accrued
      compensation and
      related costs.....   459,558   (474,210)   779,401     2,195,865       (232,737)
     Other accrued
      liabilities.......    12,569    (15,330)   (17,509)      120,435        103,270
     Deferred revenues..    (9,299)        --     15,348         1,550          9,790
                          --------  ---------  ---------  ------------  -------------
Net cash provided by
 operating activities...   118,142    253,749    112,065       232,544      1,773,618
                          --------  ---------  ---------  ------------  -------------
Cash flows from
 investing activities:
  Purchase of property
   and equipment........   (58,101)   (45,081)   (51,329)      (27,565)       (32,358)
  Proceeds from sale of
   property and
   equipment............        --     20,500      1,458         1,458             --
                          --------  ---------  ---------  ------------  -------------
Net cash used in
 investing activities...   (58,101)   (24,581)   (49,871)      (26,107)       (32,358)
                          --------  ---------  ---------  ------------  -------------
Cash flows from
 financing activities:
  Sale (purchase) of
   common stock; net....   (46,182)   (21,173)    61,579        61,579             --
  Issuance (repayment)
   of note payable......   (10,000)  (134,260)    50,000       248,272       (405,740)
  Issuance of notes
   payable to officers..        --         --         --            --      1,000,000
  Note receivable from
   officer..............        --         --         --            --       (725,000)
  Distributions to
   stockholders.........        --         --         --            --     (1,600,000)
  Payments for
   obligation under
   capital lease........    (2,809)   (12,999)   (14,169)       (6,932)        (7,555)
                          --------  ---------  ---------  ------------  -------------
Net cash provided by
 (used in) financing
 activities.............   (58,991)  (168,432)    97,410       302,919     (1,738,295)
                          --------  ---------  ---------  ------------  -------------
Net increase in cash....     1,050     60,736    159,604       509,356          2,965
Cash at beginning of
 year...................     1,845      2,895     63,631        63,631        223,235
                          --------  ---------  ---------  ------------  -------------
Cash at end of year.....  $  2,895  $  63,631  $ 223,235  $    572,987  $     226,200
                          ========  =========  =========  ============  =============
Noncash investing
 activities:
  Acquisition of
   equipment under
   capital lease........  $ 75,863  $      --  $      --  $         --  $          --
  Exchange of like-kind
   property.............        --         --     28,500            --             --
Noncash financing
 activity--issuance of
 long-term debt
 obligation for
 repurchase of common
 stock..................  $ 46,182  $      --  $      --  $         --  $          --
                          ========  =========  =========  ============  =============
Supplemental
 information:
  Interest payments.....  $ 33,140  $  48,435  $  51,119  $     28,992  $      20,621
  Income tax payments...  $ 11,454  $  52,226  $   7,830  $     10,250  $       2,400
                          ========  =========  =========  ============  =============


                See accompanying notes to financial statements.

                            THE METZLER GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
  (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995
                            AND 1996 IS UNAUDITED.)

1. DESCRIPTION OF BUSINESS

  The Metzler Group, Inc. (the "Company") is a leading nationwide provider of consulting services to electric utilities and other energy-related businesses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  The Company recognizes revenues as the related services are performed.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives, ranging from three to seven years, of the various classes of property and equipment. Depreciation related to capital lease obligations is amortized over the shorter of their useful lives or the term of the related leases by use of the straight-line method.

 Income Taxes

  Income taxes, including pro forma calculations, are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement 109). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Prior to January 1, 1996, the Company had operated as a C-corporation. Effective January 1, 1996, the stockholders of the Company elected to be taxed under Subchapter S of the Internal Revenue Code. Federal income taxes are the responsibility of the Company's stockholders as are certain state income taxes. As of the effective date of the election, the Company is responsible for Federal built-in-gain taxes to the extent applicable. Accordingly, the statement of earnings for the six months ended June 30, 1996 provides for such taxes. The S-corporation election will terminate in connection with the consummation of the proposed initial public offering of the Company's common stock.

  Prior to the consummation of its proposed initial public offering, the Company will declare a S-corporation dividend to its existing stockholders in an amount representing all undistributed earnings of the Company from January 1, 1996 through the termination of the Company's S-corporation status resulting from the initial public offering. The S-corporation dividend is estimated to be approximately $2,443,000 as of June 30, 1996.

  In addition, at the effective date of termination of the S-corporation election, deferred income taxes of approximately $100,000 (unaudited) will be reinstated as a charge to earnings representing the tax effect of cumulative timing differences, primarily related to accrued compensation and differing depreciation methodologies at that time.

 Fair Value of Financial Instruments

  The carrying amount of the Company's financial instruments approximates fair value because of the short maturity of those instruments.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

                            THE METZLER GROUP. INC.

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Interim Financial Information

  The financial statements and related notes thereto as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all normal recurring adjustments necessary to present fairly the information set forth herein.

 Pro Forma Net Income Per Share

  Pro forma net income per common and common equivalent share is computed based on the weighted average of 9,763,267 common and common equivalent shares outstanding during the year ended December 31, 1995 and 9,785,418 common and common equivalent shares outstanding during the six month period ended June 30, 1996.

  Net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common equivalent shares resulting from the grant of 355,666 common stock options on June 30, 1996 (using the treasury stock method). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common and common equivalent shares issued by the Company during the twelve-month period prior to the proposed initial public offering have been included in the calculation of common and common equivalent shares using the treasury stock method and the mid-point of the proposed initial public offering price per share as if they were outstanding for all periods presented.

  The pro forma adjustments during the year ended December 31, 1995 and the six months ended June 30, 1996 reflect the impact of a compensation plan effective July 1, 1996. The pro forma adjustments for the year ended December 31, 1995 include a decrease to officer compensation expense of $1,665,176, net of income tax expense of $1,110,117. The pro forma adjustments for the six months ended June 30, 1996 include an increase to officer compensation expense of $611,676, net of income tax benefits of $407,784.

  The pro forma adjustments for the six months ended June 30, 1996 include federal and the additional state income tax expense of $1,159,034 that would have been required had the Company not made the S-corporation election effective January 1, 1996.

3. OTHER EXPENSE (INCOME)

  Included in other expense (income) in the accompanying statements of operations are losses on sale of property and equipment of $25,246 and $93,622 during the years ended December 31, 1994 and 1995, respectively.

4. NOTE PAYABLE

  The Company has a line of credit with a bank which provides for maximum borrowings limited to 65% of eligible accounts receivable. At December 31, 1994 and 1995 the line of credit had maximum borrowing of $800,000 and bore interest at the bank's prime rate (8.5% at December 31, 1994 and 1995) plus 1%. Outstanding borrowings under the line of credit were $355,740 and $405,740 at December 31, 1994 and 1995, respectively.

  During 1996, the Company entered into a new line of credit which expires on December 31, 1996 and provides for maximum borrowings of $1,200,000. Borrowings are limited to 65% of eligible accounts receivable and bear interest at the bank's prime rate (8.25% at June 30, 1996) plus 0.5%.

  Under its credit agreement, the Company is required to maintain tangible net worth, debt-to-equity and cash flow ratios. The Company's borrowings are secured by the Company's accounts receivable and equipment.

                            THE METZLER GROUP, INC.

5. LEASE COMMITMENTS

  The Company leases its office facilities and certain equipment under operating and capital lease arrangements which expire at various dates through January 31, 2002.

 Operating Leases

  The operating lease of the office facilities includes scheduled base rent increases over the term of the lease. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease. The Company has recorded a deferred credit to reflect the excess of rent expense over cash payments since the inception of the lease. The lease provides for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. In addition, the Company leases equipment under a noncancelable operating lease.

  Future minimum annual lease payments, for the years subsequent to 1995 and in the aggregate, are as follows:

     YEAR ENDING
     DECEMBER 31                                                        AMOUNT
     1996............................................................ $  188,863
     1997............................................................    194,207
     1998............................................................    199,463
     1999............................................................    205,353
     2000............................................................    208,300
     Thereafter......................................................    232,472
                                                                      ----------
                                                                      $1,228,658
                                                                      ==========

  Rent expense for operating leases entered into by the Company and charged to operations amounted to the following:

     PERIOD ENDED                                                      AMOUNT
     December 31, 1993............................................... $ 155,444
     December 31, 1994...............................................   155,542
     December 31, 1995...............................................   155,598
     June 30, 1995 (unaudited).......................................    77,800
     June 30, 1996 (unaudited).......................................    90,431

 Capital Lease

  The Company leases equipment which is classified within the Company's financial statements as a capital lease. Included in the property, plant and equipment in the accompanying balance sheets is the following asset held under capital lease:

                                                      DECEMBER 31,    JUNE 30,
                                                     --------------- -----------
                                                      1994    1995      1996
                                                                     (UNAUDITED)
     Property and equipment......................... $75,863 $75,863   $75,863
     Less accumulated amortization..................  22,759  37,932    45,518
                                                     ------- -------   -------
     Asset held under capital lease, net............ $53,104 $37,931   $30,345
                                                     ======= =======   =======

                            THE METZLER GROUP, INC.

  The future minimum annual lease payments under the noncancelable capital lease are as follows:

     YEAR ENDING
     DECEMBER 31                                                        AMOUNT
     1996.............................................................. $18,808
     1997..............................................................  18,808
     1998..............................................................  14,105
                                                                        -------
     Net minimum rentals...............................................  51,721
     Less interest portion.............................................  (5,835)
                                                                        -------
     Present value of net minimum rentals at December 31, 1995......... $45,886
                                                                        =======

6. INCOME TAX EXPENSE (BENEFIT)

  Income tax expense (benefit) consists of the following:

                                       DECEMBER 31,               JUNE 30,
                                ----------------------------  ------------------
                                  1993     1994      1995       1995      1996
                                                                 (UNAUDITED)
Federal:
  Current.....................  $ 25,000 $  9,000  $     --   $     --   $25,000
  Deferred....................    94,000  (64,000)  (218,000)  (370,000)     --
                                -------- --------  ---------  ---------  -------
Total.........................   119,000  (55,000)  (218,000)  (370,000)  25,000
                                -------- --------  ---------  ---------  -------
State:
  Current.....................     4,000   13,000      7,000      7,000   59,000
  Deferred....................    24,000  (16,000)   (55,000)  (115,000)     --
                                -------- --------  ---------  ---------  -------
Total.........................    28,000   (3,000)   (48,000)  (108,000)  59,000
                                -------- --------  ---------  ---------  -------
Total federal and state income
 tax
 expense (benefit)............  $147,000 $(58,000) $(266,000) $(478,000) $84,000
                                ======== ========  =========  =========  =======

  Income tax expense (benefit) differs from the amounts estimated by applying the statutory income tax rates to income (loss) before income tax expense (benefit) as follows:

                                       DECEMBER 31,               JUNE 30,
                                ----------------------------  ------------------
                                  1993     1994      1995       1995      1996
                                                                 (UNAUDITED)
Federal tax (benefit) at stat-
 utory rate...................  $106,000 $(85,000) $(258,000) $(451,000) $   --
State tax (benefit) at statu-
 tory rate....................    18,000   (2,000)   (35,000)   (75,000)  59,000
Effect of nondeductible ex-
 penses.......................    14,000   29,000     27,000     15,000      --
Other.........................     9,000      --         --      33,000   25,000
                                -------- --------  ---------  ---------  -------
                                $147,000 $(58,000) $(266,000) $(478,000) $84,000
                                ======== ========  =========  =========  =======

                            THE METZLER GROUP, INC

  Deferred income taxes result from temporary differences between years in the recognition of certain expense items for income tax and financial reporting purposes. The source and income tax effect of these differences are as follows:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                 1994    1995
Deferred tax assets:
  Items presented on an accrual basis for financial purposes reported on a cash basis for income tax purposes:
    Accounts payable.......................................... $ 18,000  71,000
    Accrued expenses..........................................  352,000 664,000
    Deferred revenues.........................................      --    6,000
    Accrued rents.............................................   28,000  15,000
                                                               -------- -------
Total gross deferred tax assets...............................  398,000 756,000
Less valuation allowance......................................      --      --
                                                               -------- -------
Net deferred tax assets.......................................  398,000 756,000
                                                               -------- -------
Deferred tax liabilities;
  Depreciation--resulting from the difference between using
   straight-line and accelerated methods......................   49,000  20,000
  Items presented on an accrual basis for financial purposes reported on a cash basis for tax purposes:
    Accounts receivable and accrued billings..................  802,000 916,000
                                                               -------- -------
Total gross deferred tax liabilities..........................  851,000 936,000
                                                               -------- -------
Net deferred tax liability.................................... $453,000 180,000
                                                               -------- -------

  At June 30, 1996, the Company has net deferred tax liabilities of $180,000 (unaudited) related to built-in-gain taxes of the S-corporation.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon historical results of the Company's operations, management believes it is more likely than not that the Company will realize the benefits of the deductible differences.

                            THE METZLER GROUP, INC.

7. EMPLOYEE BENEFIT PLANS

  The Company has a Profit Sharing and Savings Plan and Trust ("Savings Plan"). The Savings Plan covers employees after the later of the completion of one year of service and reaching 21 years of age. Participants may contribute up to 15% of their eligible compensation. The Company, at its discretion, matches participant contributions as defined within the Savings Plan. In addition, the Company, at its discretion, makes profit sharing contributions. Company contributions to the Savings Plan which were charged to operations were the following:

     PERIOD ENDED                                                        TOTAL
     December 31, 1993................................................. $230,092
     December 31, 1994.................................................  168,203
     December 31, 1995.................................................  231,477
     June 30, 1995 (unaudited).........................................   72,981
     June 30, 1996 (unaudited).........................................  175,600

8. LONG-TERM INCENTIVE PLAN (UNAUDITED)

  On June 30, 1996, the Company adopted a Long-Term Incentive Plan which provides for common stock, common stock-based, and other performance incentives to employees, consultants, directors, advisors, and independent contractors of the Company. The maximum number of shares of common stock which may be issued and sold under the plan is 1,300,000 shares. On June 30, 1996, the Company has granted 355,666 options at an exercise price of $12 per share which was equal to the estimated fair market value of common stock at the date of grant. As of June 30, 1996 no options were exercisable.

9. RELATED-PARTY TRANSACTIONS

  During 1993 and 1994 the Company paid expenses and collected revenues on behalf of an affiliated company. Amounts paid by the Company, net of amounts collected, were reimbursed by the affiliate. The affiliate's sole shareholder was also a shareholder of the Company.

  During January 1996, the Company entered into note payable agreements with two officers. The notes, each with a principal amount of $500,000, bear interest at a rate of 10% and mature on December 31, 1996.

  During May 1996, the Company advanced an officer $725,000 as part of an employment agreement and entered into a note receivable agreement with the officer. The note receivable bears interest at a rate of 6% and the terms require payment in three equal annual installments beginning December 31, 1996. The note may be repaid in the form of services rendered to the Company by the officer.

10. REVENUES AND ACCOUNTS RECEIVABLE FROM SIGNIFICANT CUSTOMERS

  The Company's customers are located throughout the United States and Canada. In 1993, 1994, and 1995, and for the six months ended June 30, 1995 (unaudited) and June 30, 1996 (unaudited), the Company's five largest clients accounted for approximately, 43%, 58%, 55%, 52% and 61% of the Company's total revenues, respectively. One customer accounted for 26%, 15%, and 29% of the Company's accounts receivable balance at December 31, 1994, 1995, and June 30, 1996 (unaudited), respectively.

                            THE METZLER GROUP, INC.

11. SUBSEQUENT EVENTS


 Board of Director Actions

  The Board of Directors approved an effective 9,714.285 for 1 stock split of common stock to be effective not later than the effective date of the offering contemplated hereby, an increase in the number of authorized shares of the Company's common stock to 15,000,000 shares and authorized 3,000,000 shares of preferred stock of the Company. In addition, in conjunction with the initial public offering of the Company's common stock, the Company's Board of Directors approved a resolution to merge Metzler & Associates, Inc. with a newly formed subsidiary of The Metzler Group, Inc. After the effectiveness of the merger, Metzler & Associates, Inc. will be a wholly-owned subsidiary of The Metzler Group, Inc. The accompanying financial statements and notes thereto have been adjusted retroactively to give effect to the aforementioned actions.

 Stock Redemption Agreement (unaudited)

  During July 1996, the Company entered into an agreement with its founding shareholder to redeem 1,714,285 shares of the shareholder's common stock. The agreement is contingent upon the execution of an underwriting agreement in connection with the offering contemplated hereby ("Offering"). The agreement calls for the Company to issue the shareholder a promissory note for $7,975,000. The promissory note is to be repaid within thirty days after the effective date of the Offering.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OF-FER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
The Company...............................................................    9
Use of Proceeds...........................................................    9
S Corporation Dividend....................................................    9
Dividend Policy...........................................................   10
Capitalization............................................................   10
Dilution..................................................................   11
Selected Financial Data...................................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   18
Management................................................................   26
Certain Transactions......................................................   29
Principal and Selling Stockholders........................................   30
Description of Capital Stock..............................................   31
Shares Eligible for Future Sale...........................................   33
Underwriting..............................................................   34
Legal Matters.............................................................   35
Experts...................................................................   35
Additional Information....................................................   35
Index to Financial Statements.............................................  F-1

                               ----------------

  UNTIL                , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFER-
ING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               3,200,000 SHARES

                            THE METZLER GROUP, INC.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC registration fee..............................................  $ 20,303
   NASD filing fee...................................................     6,388
   Nasdaq National Market listing fee................................    42,500
   Blue Sky filing fees and expenses.................................    10,000
   Printing expenses.................................................   120,000
   Legal fees and expenses...........................................     *
   Accounting fees and expenses......................................     *
   Transfer Agent and Registrar fees and expenses....................     *
   Officers and directors liability insurance premiums...............     *
   Miscellaneous expenses............................................     *
                                                                       --------
       Total.........................................................  $750,000
                                                                       ========

- --------
* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is a Delaware corporation, subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "DGCL"). Section 145 of the DGCL empowers a Delaware corporation to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened because such person is or was a director, officer, employee or agent of the corporation or was serving as such with respect to another corporation or other entity at the request of such corporation.

  In accordance with Section 102(b)(7) of the DGCL, Article XIII of the Company's Amended and Restated Certificate of Incorporation provides that no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability except for liability: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, as the same exists or hereafter may be amended; or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by a amended DGCL. Any repeal or modification of this Article XIII by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

  The Company's Certificate of Incorporation contains provisions that require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law.

  The Company has entered into indemnification agreements with each of its executive officers and directors in which the Company agrees to indemnify and hold harmless the officer or director to the fullest extent permitted by applicable law against any and all reasonable attorneys' fees and all other reasonable expense, cost, liability and loss (including a mandatory obligation by the Company to advance reimbursement of legal fees and expenses) paid or reasonably incurred by such officer or director or on his or her behalf in connection with any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation not initiated by the officer or director that he or she believes in good faith might lead to a proceeding, inquiry or investigation (a "Proceeding"), relating to the fact that the officer or director is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of any action or inaction by the officer or director in such capacity. However, the Company's obligation to indemnify the officer or director is subject to a determination by: (i) the Company's Board of Directors, by vote of the majority of disinterested directors; (ii) under certain circumstances, independent legal counsel appointed by the Board of Directors in a written opinion; (iii) stockholders of the Company; or (iv) a court of competent jurisdiction in a final, nonappealable adjudication, that the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Proceeding, the officer or director had no reasonable cause to believe that his or her conduct was unlawful.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Company and its directors and executive officers in the offering of the Common Stock registered hereby, and each person, if any, who controls the Company, for certain liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following information relates to securities of the Company issued or sold since June 30, 1993 which have been adjusted to reflect the Company's approximate 9,714-for-1 stock split effective June 30, 1996.

  Since June 30, 1993, the Company has issued the following securities (as adjusted for the 9,714-for-1 stock split) that were not registered under the Securities Act:

  On January 1, 1994, James T. Ruprecht purchased 194,280 shares of Common Stock at $0.28 per share for an aggregate purchase price of $54,899.

  On October 1, 1994, Stephen R. Goldfield purchased 97,140 shares of Common Stock at approximately $0.33 per share for an aggregate purchase price of $32,538.

  On October 1, 1994, James R. Blomberg purchased 97,140 shares of Common Stock at approximately $0.33 per share for an aggregate purchase price of $32,538.

  On January 26, 1995, James T. Ruprecht purchased 97,140 shares of Common Stock at approximately $0.33 per share for an aggregate purchase price of $31,810.

  On January 26, 1995, Gerald R. Lanz 97,140 shares of Common Stock at approximately $0.31 per share for an aggregate purchase price of $29,758.

  On June 30, 1996, the Company approved the issuance of options to purchase 355,666 shares of Common Stock at an exercise price of $12.00 per share.

  No underwriters were engaged in connection with the foregoing sales of securities. Such sales were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

     EXHIBIT
       NO.                               DESCRIPTION
      1.1    Form of Underwriting Agreement
      2.1    Form of Merger Agreement Among The Metzler Group, Inc., Metzler
              Acquisition, Inc. and Metzler & Associates, Inc.
      2.2    Form of Promissory Note of Metzler-Illinois to Richard J. Metzler
              in the amount of $7,975,000
      3.1    Amended and Restated Certificate of Incorporation of the Company
      3.2    By-Laws of the Company
      4.1    Specimen Common Stock certificate*
      5.1    Opinion of Sachnoff & Weaver, Ltd.*
     10.1    Form of Indemnification Agreement between the Company and each of its directors and officers*
     10.2    Long-Term Incentive Plan
     10.3    Form of Stock Redemption Agreement among the Company, Richard J.
              Metzler, Robert P. Maher, David J. Donovan, James T. Ruprecht,
              James R. Blomberg, Stephen R. Goldfield and Gerald R. Lanz
     10.4    Lease dated October 29, 1991 between Metzler-Illinois and American
              National Bank and Trust Company of Chicago, as Land Trustee,
              regarding the space at 520 Lake-Cook Road, Deerfield, Illinois
              (a/k/a Corporate 500 Centre), and the First Amendment to Lease
              dated February 28, 1992, and the Second Amendment to Lease dated
              April 17, 1996, and the Third Amendment to Lease dated May, 1996
     10.5    Promissory Note of Metzler-Illinois to Robert P. Maher in the
              amount of $500,000 dated January 19, 1996
     10.6    Promissory Note of Metzler-Illinois to Richard J. Metzler in the
              amount of $500,000 dated January 19, 1996
     10.7    Promissory Note of Richard J. Metzler to the Company in the amount
              of $725,000 dated May 1, 1996, as amended July   , 1996
     10.8    Line of Credit Agreement between NBD Bank and Metzler &
              Associates, Inc. dated May 31, 1996 for $1,200,000
     11.1    Subsidiaries of The Metzler Group, Inc.
     23.1    Consent of KPMG Peat Marwick LLP
     23.2    Consent of Sachnoff & Weaver, Ltd. (to be included in Exhibit 5.1)
     24.1    Power of Attorney (included herein on signature page)
     27.1    Financial Data Schedule

- --------
* To be supplied by amendment.

  (b) Financial Statement Schedule(s).

    None

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liability (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the

Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

  (1) The undersigned will provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

  (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on July 26, 1996.

                                          THE METZLER GROUP, INC.

                                                    /s/ Robert P. Maher
                                          By___________________________________
                                                     Robert P. Maher,
                                                  Chairman of the Board,
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS ROBERT P. MAHER AND JAMES F. HILLMAN, AND EACH OF THEM SINGLY, AS HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES TO SIGN THE REGISTRATION STATEMENT FILED HEREWITH AND ANY OR ALL AMENDMENTS TO SAID REGISTRATION STATEMENT (INCLUDING POST-EFFECTIVE AMENDMENTS AND REGISTRATION STATEMENTS FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AND ANY OR ALL AMENDMENTS THERETO, AS AMENDED AND OTHERWISE), AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS THE FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE FOREGOING, AS FULL TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR HIS OR HER SUBSTITUTE, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities on the 26th day of July 1996.

               SIGNATURE                               TITLE


         /s/ Robert P. Maher                 Director, Chairman of the
    -------------------------------         Board, President and Chief
            Robert P. Maher                      Executive Officer
                                           (Principal Executive Officer)

        /s/ James F. Hillman                  Chief Financial Officer
    -------------------------------          (Principal Financial and
           James F. Hillman                         Accounting
                                                     Officer)

         /s/ Gerald R. Lanz                          Director
    -------------------------------
            Gerald R. Lanz

        /s/ James T. Ruprecht                        Director
    -------------------------------
           James T. Ruprecht

                                 EXHIBIT INDEX

     EXHIBIT
       NO.                               DESCRIPTION
      1.1    Form of Underwriting Agreement
      2.1    Form of Merger Agreement Among The Metzler Group, Inc., Metzler
              Acquisition, Inc. and Metzler & Associates, Inc.
      2.2    Form of Promissory Note of Metzler-Illinois to Richard J. Metzler
              in the amount of $7,975,000
      3.1    Amended and Restated Certificate of Incorporation of the Company
      3.2    By-Laws of the Company
      4.1    Specimen Common Stock certificate*
      5.1    Opinion of Sachnoff & Weaver, Ltd.*
     10.1    Form of Indemnification Agreement between the Company and each of its directors and officers*
     10.2    Long-Term Incentive Plan
     10.3    Form of Stock Redemption Agreement among the Company, Richard J.
              Metzler, Robert P. Maher, David J. Donovan, James T. Ruprecht,
              James R. Blomberg, Stephen R. Goldfield and Gerald R. Lanz
     10.4    Lease dated October 29, 1991 between Metzler-Illinois and American
              National Bank and Trust Company of Chicago, as Land Trustee,
              regarding the space at 520 Lake-Cook Road, Deerfield, Illinois
              (a/k/a Corporate 500 Centre), and the First Amendment to Lease
              dated February 28, 1992, and the Second Amendment to Lease dated
              April 17, 1996, and the Third Amendment to Lease dated May, 1996
     10.5    Promissory Note of Metzler-Illinois to Robert P. Maher in the
              amount of $500,000 dated January 19, 1996
     10.6    Promissory Note of Metzler-Illinois to Richard J. Metzler in the
              amount of $500,000 dated January 19, 1996
     10.7    Promissory Note of Richard J. Metzler to the Company in the amount
              of $725,000 dated May 1, 1996, as amended July   , 1996
     10.8    Line of Credit Agreement between NBD Bank and Metzler &
              Associates, Inc. dated May 31, 1996 for $1,200,000
     11.1    Subsidiaries of The Metzler Group, Inc.
     23.1    Consent of KPMG Peat Marwick LLP
     23.2    Consent of Sachnoff & Weaver, Ltd. (to be included in Exhibit 5.1)
     24.1    Power of Attorney (included herein on signature page)
     27.1    Financial Data Schedule

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* To be supplied by amendment.